      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1994


                                                       REGISTRATION NO. 33-52807
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO
                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             SNYDER OIL CORPORATION
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                       75-2306158
        (State or other jurisdiction of                         (I.R.S. Employer
         incorporation or organization)                      Identification Number)

                                777 MAIN STREET
                            FORT WORTH, TEXAS 76102
                                 (817) 338-4043
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                               PETER E. LORENZEN
                             SNYDER OIL CORPORATION
                                777 MAIN STREET
                            FORT WORTH, TEXAS 76102
                                 (817) 882-5905
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                THOMAS W. BRIGGS                               KERRY C. L. NORTH
          KELLY, HART & HALLMAN, P.C.                        BAKER & BOTTS, L.L.P.
                201 MAIN STREET                                 2001 ROSS AVENUE
            FORT WORTH, TEXAS 76102                           DALLAS, TEXAS 75201
                 (817) 332-2500                                  (214) 953-6500

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box:    / /

     If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box:    / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                                              PROPOSED     PROPOSED
                                                              MAXIMUM       MAXIMUM
                                                              OFFERING     AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS OF                        AMOUNT TO        PRICE       OFFERING     REGISTRATION
SECURITIES TO BE REGISTERED                 BE REGISTERED   PER UNIT(1)    PRICE(1)        FEE(2)
- ------------------------------------------------------------------------------------------------------
     % Convertible Subordinated Notes
  Due 2001...............................   $115,000,000(3)     100%     $115,000,000    $39,656(5)
- ------------------------------------------------------------------------------------------------------
Common Stock (par value $.01 per
  share).................................         (4)            --           --             --
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1)  Estimated solely for the purpose of calculating the registration fee.
(2)  Pursuant to Rule 457, the registration fee has been calculated solely on
     the basis of the proposed maximum aggregate offering price of the   %
     Convertible Subordinated Notes Due 2001 (the "Notes").
(3) Includes $15,000,000 principal amount of Notes subject to the Underwriters' over-allotment option.
(4) Such indeterminate number of shares as may be issuable on conversion of the Notes, including such additional shares as may be issuable as a result of adjustments to the conversion rate.
(5)  Previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                    SUBJECT TO COMPLETION, DATED MAY 5, 1994



                    (SOCO LOGO)               $100,000,000
                                         Snyder Oil Corporation


                        % Convertible Subordinated Notes Due 2001

Interest Payable March 31 and September 30                    Due March 31, 2001

                               ------------------


The Notes are convertible into Common Stock of Snyder Oil Corporation (the
 "Company") at any time on or prior to maturity, unless previously redeemed,
  at a conversion price of $     per share, subject to adjustment in certain
     events. On May 4, 1994, the last reported sale price for the Common
                     Stock on the New York Stock Exchange
                     (Symbol: SNY) was $19 7/8 per share.

The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after March 31, 1997, at the redemption prices set forth herein plus accrued interest to the date of redemption. Upon a Change of Control
     (as defined) which constitutes a Repurchase Event (as defined), each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to repurchase outstanding
      Notes owned by such holder at their principal amount plus accrued interest. The Notes are subordinated to all Senior Indebtedness
                         (as defined) of the Company.
The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

                               ------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
            SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                        Underwriting
                                                        Price to       Discounts and      Proceeds to
                                                       Public(1)        Commissions      Company(1)(2)
                                                   ---------------   ----------------  ----------------
Per Note...........................................
Total(3)...........................................

- ---------------


(1) Plus accrued interest, if any, from May   , 1994.


(2) Before deduction of expenses payable by the Company estimated at $500,000.


(3) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional $15,000,000 principal amount of Notes in order to cover over-allotments of Notes. If the option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $           ,
    $                , and $                      , respectively.

                               ------------------


     The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in temporary or definitive fully registered form, will be made on or
about May   , 1994. If temporary Notes are delivered, definitive Notes will be available for exchange as soon as practicable after such date.


CS First Boston
                  PaineWebber Incorporated
                                    Petrie Parkman & Co.
                                                 Smith Barney Shearson Inc.


                  The date of this Prospectus is May   , 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES OFFERED HEREBY AND THE COMPANY'S COMMON STOCK AND PREFERRED STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

        (MAP OF THE UNITED STATES SHOWING THE LOCATIONS OF THE COMPANY'S
             MAJOR GAS FACILITIES, CORPORATE OFFICES, FIELD OFFICES
                        AND MAJOR PRODUCING PROPERTIES)


     Unless otherwise indicated in this Prospectus, as used herein, the term "Btu" means British Thermal Unit, the term "MMBtu" means million Btus, the term "Mcf " means thousand cubic feet, the term "MMcf " means million cubic feet, the term "Bcf " means billion cubic feet, the term "Bbl" means barrel, the term "MBbl" means thousand barrels, the term "MMBbl" means million barrels, the term "BOE" means barrel of oil equivalent, the term "MBOE" means thousand barrels of oil equivalent and the term "MMBOE" means million barrels of oil equivalent. Gas is converted into a barrel of oil equivalent based on six Mcf of gas to one Bbl of oil, except as otherwise described herein. A "gross acre" or "gross well" is an acre or well in which an interest is owned. "Net acres" or "net wells" are obtained by multiplying gross acres or wells by the Company's working interest in the applicable properties.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Prospectus. All information giving effect to this Offering assumes that the Underwriters' over-allotment option is not exercised unless otherwise noted.

                                  THE COMPANY

     Snyder Oil Corporation (the "Company") is engaged in the development and acquisition of oil and gas properties primarily in the Rocky Mountain region of the United States. The Company also gathers, transports, processes and markets natural gas generally in proximity to its principal producing properties. Over the five year period from 1988 to 1993, revenues increased from $14.7 million to $229.9 million, net income increased from $5.1 million to $25.7 million and net cash provided by operations increased from $8.1 million to $68.3 million. At December 31, 1993, the Company's net proved reserves totaled 103.6 MMBOE, having a pretax present value at constant prices of $390.4 million. Approximately 69% of its proved reserves are natural gas.

     Approximately 90% of the present value of the Company's proved reserves is concentrated in five major producing areas located in Colorado, Wyoming and Texas. In total, the Company's properties are located in 15 states and the Gulf of Mexico and include 5,122 gross (2,187 net) producing wells and nine gas transportation and processing facilities. The Company operates more than 2,100 wells which account for over 90% of its developed reserves. In addition to its domestic operations, the Company is also participating in several international exploration and development projects through its wholly owned subsidiary, SOCO International, Inc., and through its 36% owned affiliate, Command Petroleum Holdings NL. At December 31, 1993, the Company held undeveloped acreage totaling 539,000 gross acres (326,000 net) domestically and 4.3 million gross acres (3.3 million net) internationally.


     The Company has pursued a balanced strategy of development drilling and acquisitions, focusing on operating efficiency and enhanced profitability through the concentration of assets in selected geographic areas or "hubs." Currently, the primary emphasis of the Company's growth strategy is development drilling in the Rockies, mainly the Wattenberg Field in the Denver-Julesburg Basin ("DJ Basin") of Colorado where the Company drilled 323 wells in 1993. In implementing this strategy in the Wattenberg Field over the past three years, the Company has achieved the following: (i) drilled approximately 667 wells, 660 of which are currently producing; (ii) increased production more than five times, from an average of 2.6 MBOE per day in 1991 to an average of 13.3 MBOE per day in 1993; (iii) increased proved reserves nearly 50% from 37.9 MMBOE at yearend 1991 to 55.2 MMBOE at yearend 1993; and (iv) generally reduced drilling and completion costs by approximately 30% through a combination of aggressive cost cutting, economies of scale and technological improvements. Through a major joint venture with Union Pacific Resources Company, as well as acquisitions and leasing, the Company has accumulated a substantial inventory of potential drilling locations, including 1,102 locations that were classified as proved undeveloped at December 31, 1993.


     In 1993, the Company embarked on a program to apply the experience gained in the Wattenberg Field to two other large scale gas developments in the Rockies. In the Washakie Basin of southern Wyoming (the "East Washakie Project"), the Company currently operates 128 wells and holds a significant inventory of potential drilling locations, including 98 locations that were classified as proved undeveloped at December 31, 1993. The Company has also initiated the development of a third hub in the Rockies through three purchase transactions, as well as farmouts and leasing. As a result, the Company currently holds a significant inventory of potential drilling locations in the Piceance and Uinta Basins of Colorado and Utah (collectively, the "Western Slope Project"), including 101 locations that were classified as proved undeveloped at December 31, 1993.

     During 1994, the Company intends to continue development in the DJ Basin and to increase activity in the East Washakie and Western Slope Projects. The Company expects to spend $175 to $200 million for development drilling and expansion of gas facilities in 1994, including the drilling of over 650 wells, 500 of which are planned for the Wattenberg Field and up to 90 for the East Washakie and Western Slope Projects. As part of this program, the Company will emphasize the improvement of well economics through the use of technological improvements and cost saving drilling techniques, as well as the capture of downstream margins via the Company's gas facilities. In addition to development drilling in the Rockies, the Company intends to pursue acquisitions to strengthen its existing asset base and secure a foothold in new geographic areas and to continue progress in bringing its international projects to fruition.

                                  THE OFFERING

Securities Offered.........  $100,000,000 aggregate principal amount of     %
                             Convertible Subordinated Notes Due 2001 (the
                             "Notes").
Interest Payment Dates.....  March 31 and September 30, commencing September 30,
                             1994.

Conversion.................  Convertible at the option of the holder into shares of Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price
                             of $          per share, subject to adjustment
                             under certain conditions.

Redemption at Option of
  Company..................  Redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 1997,
                             initially at     % of the principal amount and at
                             prices declining to 100% at maturity, in each case together with accrued interest to the date of redemption.


Repurchase at Option of
  Holders..................  Upon a Change of Control (as defined) which constitutes a Repurchase Event (as defined), each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to repurchase outstanding Notes owned by such holder at 100% of the principal amount of such Notes, plus accrued and unpaid interest to the date of repurchase. Before repurchasing the Notes, the Company is required, with respect to any Senior Indebtedness (as defined) that would prohibit the repurchase of Notes in the event of a Change of Control, either to repay all such Senior Indebtedness in full or obtain the requisite consents under such Senior Indebtedness to permit the repurchase of the Notes. The Company's existing bank credit facility contains covenants that may prohibit the Company from repurchasing the Notes upon the occurrence of a Change of Control. Furthermore, the Company's ability to repurchase the Notes may be limited by its financial resources at the time a Change of Control occurs.



Ranking....................  Subordinated to all existing and future Senior
                             Indebtedness of the Company. The indenture (the "Indenture") with respect to the Notes will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or any subsidiary of the Company. The Notes are effectively subordinated to all existing and future liabilities of the Company's subsidiaries to the extent of the assets of such subsidiaries. Immediately following the sale of the Notes offered hereby and application of the net proceeds therefrom, the Company estimates that the sum of its Senior Indebtedness and the indebtedness of its subsidiaries will total approximately $46 million. By reason of the subordination of the Notes, in the event of insolvency of the Company, the holders of Senior Indebtedness and of indebtedness of the Company's subsidiaries may recover more, ratably, than the holders of the Notes.


Sinking Fund...............  None.

Use of Proceeds............  To repay a portion of the borrowings outstanding under the Company's bank credit facility. The Company intends to use the resulting borrowing capacity under its credit facility to fund development drilling, expansion of its gas facilities and potential acquisitions.


Listing....................  The Notes have been approved for listing on the New
                             York Stock Exchange (the "NYSE"), subject to official notice of issuance.


NYSE Common Stock
  Symbol...................  SNY

                  SUMMARY FINANCIAL AND OPERATING INFORMATION

     The following table presents summary financial and operating information for each of the three years ended December 31, 1993. The following information should be read in conjunction with the consolidated financial statements incorporated by reference herein.

                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                           1991        1992          1993
                                                          -------    --------      --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
    FINANCIAL DATA
      Revenues..........................................  $92,501    $120,172      $229,885
      Income before accounting change and extraordinary
         item...........................................    8,811      16,875        27,608
      Net income........................................    8,811      20,638        25,664
      Net income available to common....................    8,358      15,838        16,564
      Weighted average shares outstanding...............   22,839      22,722        23,096
      Ratio of earnings to fixed charges(a).............     2.4x        4.5x          7.6x(b)
      Ratio of EBITDA to fixed charges(c)...............     5.4x       10.9x         17.2x(b)
      Net cash provided by operations...................  $37,738    $ 47,911      $ 68,293
      Capital expenditures..............................   48,385     130,375(d)    166,726
      Per share data
         Income before accounting change and
           extraordinary item...........................  $   .37    $    .53      $    .80
         Net income.....................................      .37         .70           .72
         Dividends......................................      .20         .25(e)        .22
    OPERATING DATA
      Average daily production
         Oil (Bbl)......................................    4,074       4,851         9,455
         Gas (Mcf)......................................   50,363      63,088        96,107
         BOE(f).........................................   13,525      16,365        25,472
      Average sales price
         Oil (per Bbl)..................................  $ 20.62    $  18.87      $  15.41
         Gas (per Mcf)(f)...............................     1.68        1.74          1.94
         BOE(f).........................................    13.24       12.92         13.41
      Average operating expense per BOE(g)..............     5.04        4.68          4.83

                                                                        DECEMBER 31, 1993
                                                                   ----------------------------
                                                                    ACTUAL       AS ADJUSTED(H)
                                                                   ---------     --------------
                                                                          (IN THOUSANDS)
    BALANCE SHEET DATA
      Working capital............................................. $   1,291        $  1,291
      Oil and gas properties and facilities, net..................   388,361         388,361
      Total assets................................................   479,536         479,536
      Senior debt.................................................   114,952          18,052
      Convertible subordinated notes..............................        --         100,000
      Stockholders' equity........................................   297,241         297,241

- -------------

   (a) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income before taxes, accounting change, extraordinary item and "fixed charges." "Fixed charges" include interest on indebtedness and the portion of rental expense, excluding rent on capitalized leases, estimated to be representative of the interest factor in rental expense.
   (b) The ratio of earnings to fixed charges and the ratio of EBITDA to fixed charges, pro forma for the issuance of $100 million principal amount of Notes offered hereby, would be 4.6x and 10.4x, respectively.
   (c) EBITDA is income before (i) accounting change and extraordinary item,
       (ii) taxes, (iii) depletion, depreciation and amortization and (iv) interest.
   (d) Includes $56.1 million incurred in connection with properties acquired in December 1992, $49.8 million of which was paid in February 1993.
   (e) Due to revised payment timing, five payments were made at the $.05 quarterly rate in 1992.
   (f) Gas production is converted to oil equivalents at the rate of 6 Mcf per barrel except for Thomasville production which, through 1992, was converted based on its price equivalency to the Company's other gas. Average gas prices exclude Thomasville production.
   (g) Includes production and severance taxes.
   (h) Adjusted to give effect to the application of the estimated net proceeds of this Offering. See "Use of Proceeds."

                              SUMMARY RESERVE DATA

     The following table sets forth information on estimated proved oil and gas reserves, future net cash flow before taxes from such reserves and the pretax present value of such cash flow, using unescalated prices and costs and a 10% per annum discount rate ("Pretax PW10% Value"). The prices used in the yearend reserve estimates averaged $11.49 per barrel of oil and $2.11 per Mcf of gas over the life of the reserves.

                                                                  DECEMBER 31, 1993
                                                        --------------------------------------
                                                        DEVELOPED     UNDEVELOPED      TOTAL
                                                        ---------     -----------     --------
                                                                    (IN THOUSANDS)
    Estimated proved reserves:
      Crude oil and liquids (Bbl).....................     18,032         13,898        31,930
      Natural gas (Mcf)...............................    268,349        161,740       430,089
      BOE(a)..........................................     62,757         40,855       103,612
    Future net cash flow from estimated production....  $ 474,480      $ 213,792      $688,272
    Pretax PW10% Value(b).............................  $ 297,638      $  92,771      $390,409
    -------------

     (a) Natural gas reserves are converted to oil equivalents at the rate of 6 Mcf per Bbl.
     (b) The after-tax present value of proved reserves totalled $340.5 million at December 31, 1993.

     The revenues generated by the Company are highly dependent upon the prices of crude oil and gas. The volatility of energy prices makes it particularly difficult to estimate future prices of oil and gas. Price fluctuations change reserve values by altering the quantities of reserves that are recoverable on an economic basis as well as the future net revenues attributable to the reserves. Any significant decline in prices of oil or gas could have a material adverse effect on the Company's financial condition and results of operations.

                              RECENT DEVELOPMENTS



     For the three months ended March 31, 1994, the Company's revenues increased 38% to $61.8 million from $44.9 million for the three months ended March 31, 1993. This increase is attributable to a 26% increase in production volumes and increases in gas processing and transportation revenues, which were partially offset by a 16% drop in the price realized per equivalent barrel of production. Income before taxes and extraordinary item rose 33% to $8.6 million from $6.5 million in the 1993 period. Net income remained at $6 million despite a $2.6 million deferred tax provision in the 1994 period. For the three months ended March 31, 1993, income taxes were reduced from the statutory rate by $2.1 million as a result of the Company's adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of January 1, 1992. Net income per share before extraordinary item fell to $.14 from $.23 in the prior year period due to the $2.6 million deferred tax provision and $1.5 million of additional preferred stock dividends relating to the April 1993 offering of convertible preferred stock.



     Production in the first quarter reached an average of 30,405 BOE per day. The production increase was primarily due to continued development drilling in the Wattenberg Field. The Company's average wellhead price for oil in the quarter fell to $12.02 per barrel from $16.62 for the 1993 period. The net wellhead price for gas decreased 3% to $1.98 per Mcf from $2.05 per Mcf in the 1993 period.



                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                          1993          1994
                                                                         -------       -------
                                                                         (IN THOUSANDS, EXCEPT
                                                                            PER SHARE DATA)
FINANCIAL DATA
  Revenues.............................................................  $44,873       $61,815
  Income before taxes and extraordinary item...........................    6,457         8,595
  Income before extraordinary item.....................................    6,367         6,003
  Net income...........................................................    5,983         6,003
  Net income available to common.......................................    4,783         3,264
  Weighted average shares outstanding..................................   22,895        23,307
  Per share data
     Income before extraordinary item..................................  $   .23       $   .14
     Net income........................................................      .21           .14
OPERATING DATA
  Average daily production
     Oil (Bbl).........................................................    9,178        11,656
     Gas (Mcf).........................................................   90,033       112,467
     BOE...............................................................   24,189        30,405
  Average sales price
     Oil (per Bbl).....................................................  $ 16.62       $ 12.02
     Gas (per Mcf).....................................................     2.05          1.98
     BOE...............................................................    14.25         11.93
  Average operating expense per BOE....................................     5.22          4.37

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be
approximately $     million ($     million if the Underwriters' over-allotment
option is exercised in full). The Company intends to use the net proceeds to repay a portion of the borrowings outstanding under its bank credit facility. The Company intends to use the resulting borrowing capacity under its credit facility to fund development drilling, expansion of its gas facilities and potential acquisitions. The Company estimates that it will expend $175 to $200 million for development drilling and expansion of gas facilities during 1994, assuming no material changes in oil and gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     On May 4, 1994 approximately $137.9 million was outstanding under the Company's revolving bank credit facility. The rate of interest on this debt fluctuates based on various rates, as selected by the Company. The weighted average interest rate on bank borrowings at such date was 5.29%. The facility expires on December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                 CAPITALIZATION

     The following table sets forth the Company's capitalization at December 31, 1993, and as adjusted to give effect to the issuance of the Notes offered hereby and the application of the estimated net proceeds therefrom.

                                                                          DECEMBER 31, 1993
                                                                      --------------------------
                                                                       ACTUAL        AS ADJUSTED
                                                                      --------       -----------
                                                                            (IN THOUSANDS)
Current portion of debt.............................................  $     15        $      15
                                                                      --------       -----------
                                                                      --------       -----------
Long-term debt(a)
  Senior debt.......................................................  $114,952        $  18,052
     % Convertible Subordinated Notes Due 2001......................        --          100,000
                                                                      --------       -----------
          Total long-term debt......................................   114,952          118,052
Stockholders' equity
  Preferred Stock, $.01 par value; 10 million shares authorized:
     $4.00 Convertible Exchangeable Preferred Stock; 1,186,005
      shares issued and outstanding ($50.00 liquidation preference
      per share)....................................................        12               12
     $6.00 Convertible Exchangeable Preferred Stock; 1,035,000
      shares issued and outstanding ($100.00 liquidation preference
      per share)....................................................        10               10
  Common Stock, $.01 par value; 75 million shares authorized and
     23,259,658 shares issued and outstanding (b)...................       233              233
  Capital in excess of par value....................................   250,574          250,574
  Retained earnings.................................................    46,954           46,954
  Foreign currency translation......................................      (542)            (542)
                                                                      --------       -----------
          Total stockholders' equity................................   297,241          297,241
                                                                      --------       -----------
          Total capitalization......................................  $412,193        $ 415,293
                                                                      --------       -----------
                                                                      --------       -----------

- -------------

(a) See Note 3 to the consolidated financial statements incorporated by reference herein for a description of long-term debt.

(b) Excludes an aggregate of 15,199,568 shares of Common Stock reserved for issuance as of April 1, 1994 upon conversion or exercise of outstanding securities, consisting of (i) 11,463,558 shares reserved for issuance upon conversion of preferred stock, (ii) 1,736,010 shares reserved for issuance upon exercise of management stock options and (iii) 2,000,000 shares reserved for issuance upon exercise of warrants held by Union Pacific Resources Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed on the NYSE under the symbol "SNY." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock for NYSE composite transactions, as reported by The Wall Street Journal, and the cash dividends declared per share of Common Stock.


                                                                HIGH     LOW      DIVIDENDS
                                                                ----     ----     ---------
    1992
      First Quarter...........................................  $ 6 7/8  $ 5 7/8    $ .05
      Second Quarter..........................................    7 3/8    6 1/8      .10(a)
      Third Quarter...........................................   10 1/2    6 3/8      .05
      Fourth Quarter..........................................   10 1/8    8 5/8      .05
    1993
      First Quarter...........................................   16 1/8   10          .05
      Second Quarter..........................................   20 1/4   15          .05
      Third Quarter...........................................   23       16 5/8      .06
      Fourth Quarter..........................................   23       14 3/4      .06
    1994
      First Quarter...........................................   21 3/8   17 1/2      .06
      Second Quarter (through May 4)..........................   20 1/8   17 1/2       --

    -------------
    (a) Due to revised payment timing, two payments were made at the $.05 quarterly rate in the second quarter of 1992.



     On May 4, 1994, the last reported sale price of the Common Stock on the NYSE was $19 7/8 per share. As of December 31, 1993, there were approximately 3,500 holders of record of the Common Stock and 23.3 million shares outstanding.


     Shares of Common Stock receive dividends if, as and when declared by the Board of Directors. The amount of future dividends will depend on debt service requirements, dividend requirements on preferred stock, capital expenditures and other factors. The Company's debt agreements contain restrictions on its ability to declare and pay dividends on the Common Stock in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following table presents selected financial information for each of the five years ended December 31, 1993. The following information should be read in conjunction with the consolidated financial statements incorporated by reference herein.

                                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------
                                                       1989         1990           1991         1992           1993
                                                      -------     --------       --------     --------       --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS
  Revenues
    Oil and gas sales...............................  $12,479     $ 49,803       $ 65,344     $ 77,363       $124,641
    Gas processing and transportation...............   10,885       29,442         21,459       38,611         94,839
    Other...........................................    3,179        2,928          5,698        4,198         10,405
                                                      -------     --------       --------     --------       --------
                                                       26,543       82,173         92,501      120,172        229,885
                                                      -------     --------       --------     --------       --------
  Expenses
    Direct operating................................    4,930       18,088         24,882       28,057         44,901
    Cost of gas and transportation..................    9,168       24,103         14,202       30,469         84,840
    General and administrative......................    1,047        5,649          7,259        6,704          6,780
    Interest and other..............................      761        7,125          9,327        5,693          7,271
    Depreciation, depletion and amortization........    3,316       17,351         25,392       31,944         51,184
  Income before taxes, accounting change and
    extraordinary item..............................    7,321        9,857         11,439       17,305         34,909
  Provision for income taxes
    Current.........................................      400          977            230          430             --
    Deferred........................................    2,089        1,365          2,398           --          7,301
                                                      -------     --------       --------     --------       --------
                                                        2,489        2,342          2,628          430          7,301
                                                      -------     --------       --------     --------       --------
  Income before accounting change and extraordinary
    item............................................    4,832        7,515          8,811       16,875         27,608
  Cumulative effect of change in accounting for
    income taxes....................................       --           --             --        3,763             --
  Extraordinary item -- use of net operating loss
    carryforward....................................    2,089           --             --           --             --
  Extraordinary item -- early extinguishment of
    debt, net of taxes..............................       --           --             --           --         (1,944)
                                                      -------     --------       --------     --------       --------
  Net income........................................    6,921        7,515          8,811       20,638         25,664
  Dividends on preferred stock......................       --           --            453        4,800          9,100
                                                      -------     --------       --------     --------       --------
  Net income available to common....................  $ 6,921     $  7,515       $  8,358     $ 15,838       $ 16,564
                                                      -------     --------       --------     --------       --------
                                                      -------     --------       --------     --------       --------
  Weighted average shares outstanding...............   11,135       20,620         22,839       22,722         23,096
  Per share data
    Income before accounting change and
      extraordinary item............................  $   .43     $    .36       $    .37     $    .53       $    .80
    Net income......................................      .62          .36            .37          .70            .72
    Dividends.......................................      .11          .16            .20          .25(a)         .22
  Ratio of earnings to fixed charges(b).............    10.6x         2.6x           2.4x         4.5x           7.6x(c)
  Ratio of EBITDA to fixed charges(d)...............    15.0x         5.3x           5.4x        10.9x          17.2x(c)
CASH FLOW
  Net cash provided by operations...................  $11,129     $ 22,512       $ 37,738     $ 47,911       $ 68,293
  Capital expenditures..............................   14,216      171,767(e)      48,385      130,375(f)     166,726
BALANCE SHEET
  Working capital...................................  $ 3,499     $ 12,087       $ 17,259     $  7,619       $  1,291
  Oil and gas properties and facilities, net........   29,904      179,902        196,206      287,094        388,361
  Total assets......................................   56,669      227,198        252,241      346,737        479,536
  Senior debt.......................................    2,325       56,172         17,108       96,568        114,952
  Subordinated notes, net...........................    2,477       25,000         25,000       18,750             --
  Stockholders' equity..............................   31,149      115,187        174,696      184,393        297,241

- ---------------

(a) Due to revised payment timing, five payments were made at the $.05 quarterly rate in 1992.
(b) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income before taxes, accounting change, extraordinary item and "fixed charges." "Fixed charges" include interest on indebtedness and the portion of rental expense, excluding rent on capitalized leases, estimated to be representative of the interest factor in rental expense.
(c) The ratio of earnings to fixed charges and the ratio of EBITDA to fixed charges, pro forma for the issuance of $100 million principal amount of Notes offered hereby, would be 4.6x and 10.4x, respectively.
(d) EBITDA is income before (i) accounting change and extraordinary item, (ii) taxes, (iii) depletion, depreciation and amortization and (iv) interest.
(e) Includes $130.7 million related to the acquisition of a publicly traded limited partnership managed by the Company.
(f) Includes $49.8 million paid in February 1993 for properties acquired in December 1992.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS(A)

     Comparison of 1993 results to 1992. Total revenues rose 91% in 1993 to $229.9 million. Net income before taxes and extraordinary items more than doubled to reach $34.9 million in 1993. The increase was led by a rapid rise in production and assisted by an increase in gas processing and transportation margins. Before the effect of a favorable $3.8 million income tax accounting change in 1992 and a $1.9 million 1993 extraordinary charge on early retirement of debt, earnings per common share were $.80 in 1993 compared to $.53 in 1992, a 51% increase.

     The gross margin from production operations for 1993 increased 62% to $79.7 million, which was primarily related to a 65% growth in oil and gas production. The price received per equivalent barrel decreased by 3% to $13.41. Total operating expenses including production taxes increased 60% during 1993 although operating cost per BOE decreased to $4.83 from $4.99 in 1992. Expense reductions gained from wells added in the DJ Basin, where operating costs averaged $2.76 per BOE, were partially offset by the late 1992 acquisition of Wyoming wells from a major oil company where 1993 operating costs averaged $7.45 per BOE.

     For the year ended December 31, 1993, average daily production was 25,472 BOE, a 65% increase from 1992. Average daily production in the fourth quarter of 1993 climbed to 10,314 Bbls and 105.6 MMcf (27,917 BOE). The production increases resulted primarily from acquisitions and continuing development drilling in the DJ Basin. Domestically, $51.0 million in properties were acquired in 1993, primarily in and around existing hubs in Colorado and Wyoming. The acquisitions included a significant number of development locations and should continue to add to production in 1994. In 1993, 311 wells were placed on production in the DJ Basin, with 51 wells in various stages of drilling and completion at yearend. Because the majority of the wells were added in the latter part of the year, production will not be fully impacted until 1994. Additionally, significant downtime was experienced in the fourth quarter at the major processing plant in the DJ Basin, which increased line pressures and hampered production. To a lesser extent, this situation continued into early 1994.

     The gross margin from gas processing, transportation and marketing activities for 1993 increased 23% to $10.0 million from $8.1 million in 1992. The increase was primarily attributable to a $3.0 million (49%) rise in transportation and processing margins as a result of additional DJ Basin production and the recent expansion of the related facilities. Gas marketing margins for 1993 decreased by $1.1 million due to reduced margins on the Company's Oklahoma cogeneration supply contract, which declined as a result of an imposed limitation of the contract sales price and rising gas purchase costs. In 1993 the net contract margin was a loss of $267,000, which was $1.8 million less than 1992. At present gas price levels, the Company foresees continued negative or breakeven margins for the cogeneration contract through July 1994. At that time, a change in the pricing formula should result in improved margins. The cogeneration margin reduction was partially offset by a $667,000 (126%) rise in other gas marketing margins in 1993 resulting from increased third party marketing.

     Other income was $10.4 million during 1993, compared to $4.2 million in 1992. The $6.2 million increase resulted from a $3.5 million gas contract settlement received in April 1993, collection of a $1.7 million litigation judgment and greater gains on the sales of securities.

     General and administrative expenses, net of reimbursements, for 1993 represented 3% of revenues compared to 5.6% in 1992 as expenses were held essentially flat while revenues grew 91%. Interest and other expenses increased 28% primarily as a result of a rise in outstanding debt balances. Senior debt was substantially reduced in April 1993 with proceeds from a preferred offering, but increased through yearend as

- ---------------

(a) Prior to 1993, production from the Thomasville Field, which was sold at prices that were significantly above market, was converted to equivalent barrels based on its price relative to the Company's other gas production. Beginning in 1993, Thomasville production was converted to oil equivalents at the rate of 6 Mcf per barrel. In order to provide comparability between periods, equivalent barrel information, other than depletion rates, for 1992 and 1991 has been restated in this section to reflect Thomasville production at the conversion rate of 6 Mcf per barrel. All equivalent barrel information presented elsewhere in this Prospectus reflects the historical method of conversion of Thomasville production used by the Company in the applicable year.

a result of development expenditures, acquisitions, the investment in Command Petroleum Holdings NL and the retirement of $25.0 million in subordinated debt.

     Depletion, depreciation and amortization during 1993 increased 60% from the prior year. The increase was the direct result of the 65% rise in equivalent production between years. The producing depletion rate per BOE for 1993 was reduced to $4.75 from $4.79 in 1992. The rate was reduced by an ongoing drilling cost reduction program, partially offset by an increase from the discontinuation of converting Thomasville production to equivalent quantities based on relative gas prices.

     The Company adopted FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1992. Net income for 1992 was increased by $3.8 million for the cumulative effect of the change in method of accounting for income taxes. In 1992 the income tax provision was reduced from the statutory rate of 34% by $5.5 million due to the elimination of deferred taxes as a result of tax basis in excess of financial basis. In 1993 the income tax provision was reduced from the newly enacted rate of 35% to an effective rate of approximately 20% as a result of full realization of the excess basis benefit. The Company anticipates deferred taxes will be provided in 1994 and beyond based on the full statutory rate and accordingly will increase substantially.

     Comparison of 1992 results to 1991. Revenues rose 30% in 1992 to $120.2 million, compared to $92.5 million in 1991. Net income for 1992 was $20.6 million, a 134% increase from the $8.8 million in 1991. The increases resulted from greater oil and gas production volumes, lower interest expense, reduced general and administrative expenses and a $3.8 million reversal of the cumulative effect of prior year deferred taxes with the adoption of a change in the method of accounting for income taxes.

     Average daily production for 1992 rose 24% to 15,408 BOE due mostly to development drilling in the DJ Basin of Colorado as 189 wells were placed on production there. As a result, the gross margin from production increased 22% to $49.3 million in 1992. The price per BOE decreased 4% during 1992.

     The gross margin from gas processing, transportation and marketing activities for 1992 increased 12% to $8.1 million from $7.3 million in 1991. The growth was primarily the result of increased marketing of third party gas in New Mexico, Colorado and Wyoming. Gas processing and transportation margins increased moderately as volumes were increased late in the year by expansions of pipeline and plant facilities to take advantage of increasing DJ Basin production. Other income for 1992 decreased 26% to $4.2 million from a reduction in gains on sales of securities and lower interest on notes receivable.

     Direct operating expenses including production taxes increased only 13% during 1992 as the operating cost per BOE decreased to $4.99 from $5.47 in 1991, due to increased DJ Basin production where operating costs have been significantly lower than average. General and administrative expenses, net of reimbursements, for 1992 represented less than 6% of revenues compared to 8% in 1991, as revenues rose 30%. Interest and other expenses dropped 39% in 1992 due to lower average outstanding senior debt after the application of proceeds from a preferred stock offering in late 1991.

DEVELOPMENT, ACQUISITION AND EXPLORATION

     During 1993 the Company expended $93.1 million for oil and gas property development and exploration, $51.0 million for acquisitions and $22.6 million for gas facility expansion and other assets, for a total of $166.7 million in property and equipment expenditures. Additionally, the Company made an $18.2 million investment in an Australian based exploration and production company.

     The Company has concentrated a significant portion of its development activities in the DJ Basin. Capital expenditures for DJ Basin development totalled $75.4 million during 1993. A total of 311 newly drilled wells were placed on production there in 1993 and 51 were in progress at yearend. Additionally, 42 recompletions were performed in 1993, with seven in process at yearend. In December 1993, 16 drilling rigs were in operation in the DJ Basin. The Company anticipates putting 500 or more wells per year on production in the DJ Basin for the next few years. With additional leasing activity and through drilling cost reductions that add proved undeveloped locations as they become economic, the Company has increased the inventory of available drillsites. In December 1993, the Company entered into a letter of intent with Union Pacific Resources Company ("UPRC") whereby the Company will gain the right to drill wells on UPRC's previously uncommitted acreage throughout the Wattenberg area. This transaction significantly increased the Company's undeveloped Wattenberg inventory. UPRC will retain a royalty and the right to participate as a 50% working interest owner in each well, and received warrants to purchase two million shares of Company stock. Of the warrants, one million expire three years from the date of grant, and are exercisable at $25 per share, while the other one million expire in four years and are exercisable at $27 per share. On February 8, 1995, the exercise prices may be reduced to 120% of the average closing price of the Company stock for the preceding 20 consecutive trading days, but not below $21.60 per share. The expiration date of the warrants will be extended one year if the average closing price over such 20 day trading period is less than $16.50 per share.

     The Company expended $14.8 million for other development and recompletion projects and $2.9 million for exploration during 1993. In Nebraska, 29 wells were added to production in 1993 as an extension of a drilling program initiated in 1992. An additional 20 wells are planned in Nebraska for 1994. In southern Wyoming, 11 wells in the East Washakie Basin development program were successfully drilled and completed during the last half of 1993 with three in process at yearend. In this program, significant cost-cutting measures were applied based on the experience gained in the DJ Basin. In central Wyoming on the properties acquired from a major oil company in late 1992, efforts have been focused on increasing operating efficiency with limited development drilling and workover activity. In 1993, three successful wells were drilled in the fourth quarter and selected development and recompletion activity is scheduled for 1994. In the Piceance Basin of western Colorado, a three well test program was started in December of 1993 on acreage acquired there during the year, with one well undergoing completion, the second in progress and a third scheduled for early 1994. Current plans include a minimum of 25 wells in the basin during 1994. In South Texas, a combined operated and non-operated program was initiated, with nine wells completed in 1993 and one well abandoned. A total of 25 additional horizontal locations have been identified and drilling should continue with as many as 15 wells planned in 1994. In its domestic exploration efforts, the Company initiated a seismic program in Louisiana and began drilling early in the fourth quarter. Advanced seismic techniques are being used to identify further prospects in Louisiana and expectations are to drill up to 20 wells in 1994.

     A total of $51.0 million in domestic acquisitions were completed in 1993. In May 1993, the Company purchased an interest in 121 producing wells and over 70 drilling locations in the DJ Basin area for $3.3 million. In July, an incremental 25% interest in the Company's Barrel Springs and Duck Lake Fields in Wyoming was purchased for $6.1 million. The properties are 90% gas and include 44 producing wells and 46 undeveloped locations. In August, the Company acquired interests in 225 producing wells and 272 proved undeveloped locations in the DJ Basin for $19.7 million. The proved reserves are 70% gas with more than two-thirds requiring future development to produce. Late in the year, two acquisitions were completed in the Piceance and Uinta Basins of Western Colorado for a total of $12.5 million. The majority of the value was in undeveloped locations as only 128 wells were currently producing. Numerous other producing and undeveloped acquisitions totalling $9.4 million were completed, mostly in or close to the Company's principal operating areas.

     The Company's gas gathering and processing facilities have been undergoing significant transformation since late 1992. In 1993, the Company expended $20.1 million to develop further its gas related assets. The Company spent $9.4 million toward the second phase of its DJ Basin gathering expansion to construct a high pressure line to deliver gas directly to the major gas processing plant in the area and expand its gathering network for the increased drilling activity. An additional $2.6 million was expended to expand the Roggen Plant for the production increases. A total of $5.6 million in additional transportation and gathering facilities were constructed in the DJ Basin including a nine mile 16" interconnect line completed in October to relieve high line pressures, a 20" western gathering extension and numerous other extensions and connections. A gathering system that delivers third party gas to the Roggen Plant was purchased for $703,000. The Company expended $1.4 million to complete construction of a system to gather gas from its Nebraska drilling project. These projects are intended to take advantage of the significant increase in drilling activity in these areas.

     In May 1993, the Company acquired 42.8% (currently 35.7%) of the outstanding shares of Command Petroleum Holdings NL ("Command"), a Sydney based Australian exploration and production company listed on the Australian Stock Exchange, for $18.2 million. Command holds interests in more than 20 exploration permits and licenses and a 28.7% interest in a Netherlands exploration and production company whose assets are located primarily in the North Sea. Permtex, the Company's Russian joint venture, received central government approval in August and the Company executed a finance and insurance protocol with the

Overseas Private Investment Corporation ("OPIC"), a United States government agency. Current plans call for 25 of the existing 45 shut-in wells to be placed on production in 1994, and that 400 development wells will be drilled over the next ten years. Extensive seismic work began in the fourth quarter of 1993 for 400 kilometers of data in Tunisia and 500 kilometers in Mongolia.

     The Company from time to time acquires securities of publicly traded and private oil and gas companies. In addition to its investment in Command, the Company owns, among other investments, more than 5% of the common stock of Lomak Petroleum, Inc. and, as the result of purchases beginning in the third quarter of 1993, American Exploration Company. The Company is currently evaluating a range of possible alternatives with respect to its investment in American Exploration Company, including the possibility of actions to enhance the value of its common stock.

FINANCIAL CONDITION AND CAPITAL RESOURCES

     At December 31, 1993, the Company had total assets of $480 million and working capital of $1.3 million. Total capitalization was $412 million, of which 28% was represented by senior debt and the remainder by stockholders' equity. During 1993, the Company fully retired its $25 million of 13.5% subordinated notes and the related cumulative participating interests. During 1993, cash provided by operations was $68.3 million, an increase of 43% over 1992. As of December 31, 1993, commitments for capital expenditures totalled $7.5 million, primarily for DJ Basin drilling. The Company anticipates that it will expend $175 to $200 million for development drilling and expansion of gas facilities in 1994. The level of these and other future expenditures is largely discretionary, and the amount of funds devoted to any particular activity may increase or decrease significantly, depending on available opportunities and market conditions. The Company plans to finance its ongoing development, acquisition and exploration expenditures using internally generated cash flow, proceeds from property dispositions and existing credit facilities. In addition, joint ventures or future public and private offerings of securities may be utilized.

     In 1992, an institutional investor agreed to contribute $7 million to a partnership formed to monetize Section 29 tax credits to be realized from the Company's properties, mainly in the DJ Basin. The initial $3 million was contributed in October 1992, and at first payout in June 1993 the second contribution of $1.5 million was received. An additional $1.5 million was received in October 1993. This transaction should increase the Company's cash flow and net income through 1994. A revenue increase of more than $.40 per Mcf is realized on production generated from qualified Section 29 properties in this partnership. The Company recognized $3.8 million of this revenue during 1993. Discussions are in progress to expand the scope of this transaction so that the benefits would be continued through at least 1996.

     In April 1993, the Company sold 4.1 million depositary shares (each representing a one quarter interest in one share of $100 liquidation value stock) of convertible preferred stock through an underwritten offering for $103.5 million. A portion of the net proceeds of $99.3 million was used to retire the entire outstanding balance under the revolving credit facility at that time. The preferred stock pays a 6% dividend and is convertible into common stock at $21.00 per share. At the Company's option, the preferred stock is exchangeable into 6% convertible debentures on any dividend payment date on or after March 31, 1994. The preferred stock is redeemable at the option of the Company on or after March 31, 1996.


     Effective July 1, 1993, the Company renegotiated its bank credit facility with a syndicate of banks for whom NationsBank of Texas, N.A. acts as agent and increased it from $150 million to $300 million. The new facility is divided into a $50 million short-term portion and a $250 million long-term portion that expires on December 31, 1997. However, management's policy is to request renewal of the facility annually. Credit availability is adjusted semiannually to reflect changes in reserves and asset values. At December 31, 1993, the elected borrowing base was $150 million. The majority of the borrowings currently bear interest at LIBOR plus 1.25% with the remainder at prime. The Company also has the option to select the CD rate plus 1.375%. The Company's bank credit facility contains certain restrictive covenants (including restrictions on mergers and asset sales, the payment of dividends, the incurrence of additional indebtedness and the creation of liens) and requires that the Company meet certain financial ratios and tests. Among other things, such facility generally limits the amount of dividends and other restricted payments (including payments of principal on the Notes prior to their stated maturity) by the Company to an amount equal to the sum of (i) $10,000,000,

(ii) the net cash proceeds to the Company from all equity offerings completed after March 31, 1993 and (iii) 50% of the Company's consolidated cash flow after March 31, 1993. Based on such limitations, $86.5 million would have been available for the payment of dividends and other restricted payments as of December 31, 1993. The Company does not currently plan to make, and is not committed to make, any advances or contributions to unrestricted subsidiaries that would materially affect its ability to pay dividends under this limitation.


     The Company maintains a program to divest marginal properties and assets that do not fit its long range plans. For 1992 and 1993, proceeds from these sales were $3.0 million and $5.5 million, respectively. Included in the 1993 proceeds were $4.0 million of cash receipts previously accrued for late 1992 sales. The Company intends to continue to evaluate and dispose of nonstrategic assets.

     The Company believes that its capital resources are more than adequate to meet the requirements of its business. However, future cash flows are subject to a number of variables including the level of production and oil and gas prices, and there can be no assurance that operations and other capital resources will provide cash in sufficient amounts to satisfy debt service requirements and to maintain planned levels of capital expenditures or that increased capital expenditures will not be undertaken.

INFLATION AND CHANGES IN PRICES

     While certain of its costs are affected by the general level of inflation, factors unique to the petroleum industry result in independent price fluctuations. Over the past five years, significant fluctuations have occurred in oil and gas prices. Although it is particularly difficult to estimate future prices of oil and gas, price fluctuations have had, and will continue to have, a material effect on the Company.

                            BUSINESS AND PROPERTIES
GENERAL

     Snyder Oil Corporation is engaged in the development and acquisition of oil and gas properties primarily in the Rocky Mountain region of the United States. The Company also gathers, transports, processes and markets natural gas generally in proximity to its principal producing properties. Over the five year period from 1988 to 1993, revenues increased from $14.7 million to $229.9 million, net income increased from $5.0 million to $25.7 million and net cash provided by operations increased from $8.1 million to $68.3 million. At December 31, 1993, the Company's net proved reserves totaled 103.6 MMBOE, having a pretax present value at constant prices of $390.4 million. Approximately 69% of its proved reserves are natural gas.

     The Company is headquartered at 777 Main Street, Fort Worth, Texas 76102 (telephone 817-338-4043). The Company also maintains administrative offices in Denver and New York and has eight field offices in Colorado, Wyoming, Texas, New Mexico and Nebraska.

DEVELOPMENT

     GENERAL. Since 1990, development drilling has become the primary focus of the Company's growth strategy. The Company believes that its existing properties have extensive development drilling and enhancement potential, primarily in the DJ Basin of Colorado, the Washakie Basin in southern Wyoming, the Piceance and Uinta Basins in western Colorado and Utah and in the Giddings Field in southern Texas. The Company designs its major drilling programs to reduce risk, create synergies with its gas management operations and exploit the potential for continuous cost improvement. In 1994, the Company expects to drill over 650 wells, including approximately 500 wells in the Wattenberg Field, where the size of its operations enables it to continue to refine the application of new drilling, completion and operating techniques, and to apply the experience gained there to establish other large scale development projects in the Rockies.

     In its large scale development projects, the Company also attempts to acquire and maintain a sizeable inventory of potential drilling locations, many of which may not be economic at current cost and price levels, but which the Company believes may ultimately prove attractive to develop if reservoir assumptions are validated and well economics improve over the life of the project through cost reductions or price increases.

No assurances can be given that such conditions will be satisfied and, accordingly, that such locations will be drilled.

     Assuming no material changes in product prices and capital availability, the Company estimates that it will expend from $150 to $200 million per year for development drilling and gas facilities over the next three to five years. Such expenditures totalled $64.8 million in 1992 and $112.8 million in 1993, primarily in the Wattenberg Field.

                                    DJ BASIN

     WATTENBERG FIELD. The Wattenberg Field is the Company's largest base of operations, representing over 55% of total proved reserves. Between 1991 and 1993, the Company drilled a total of 667 wells in Wattenberg, of which 323 were drilled during 1993. At yearend, the Company had interests in more than 1,400 producing wells, of which the Company operated over 1,100. Through a major joint venture with UPRC, complementary acquisitions and an extensive leasing program, the Company has accumulated up to 6,000 potential drilling locations in the Wattenberg Field. The Company expects that over half of these sites will ultimately prove attractive to develop. The Company expects to drill approximately 500 wells per year in the Wattenberg Field for at least the next several years.

     At yearend 1993, the net proved reserves attributed to the Wattenberg properties were 16.9 million barrels of oil and 229.9 Bcf of gas. The reserves were attributable to 1,437 producing wells, 51 wells in progress, 1,102 proved undeveloped locations and approximately 387 proved behind pipe zones. The Company expects proved reserves to be assigned to other locations as drilling progresses.

     The Company acquired its first properties in Wattenberg during 1986. In 1990, it substantially increased its acreage position by acquiring rights to the Codell and Niobrara formations underlying 32,985 net acres from Amoco Production Company ("Amoco") for $14.4 million. Several farm-ins from Amoco in 1992, financed primarily through a transfer of Section 29 tax credits, resulted in earning additional Codell/Niobrara rights as well as rights to the Sussex, J-Sand and Dakota formations in a number of locations. During 1993, a series of purchases added nearly 9 MMBOE at a net cost of under $3.50 per barrel as well as several pipeline and processing facilities that complement existing facilities. See "-- Acquisition Program."

     In early 1994, the Company finalized an agreement with UPRC under which the Company has the right for up to six years to drill wells on locations of its choosing on UPRC's previously uncommitted undeveloped acreage throughout the Wattenberg area. This transaction substantially increased the Company's Wattenberg undeveloped acreage inventory. Many of the locations have the potential for improved economics through completion in one or more of the Shannon, Sussex, J-Sand or Dakota formations, as well as the Codell and Niobrara. During the venture's initial three-year term, the Company is required to drill a minimum of 120, 120 and 60 wells per year. After the initial period, the Company can, at its option, extend the venture annually for up to three additional years by drilling at least 150 wells per year. There is no limit on the maximum number of wells that can be drilled, and wells in excess of the required minimum in any year will reduce the number of wells required in the following year by up to 50%. If the Company drills less than the minimum number of wells, it is required to pay UPRC $20,000 per well for the shortfall. On each well that is drilled on UPRC's mineral acreage under the venture, UPRC retains a 15% mineral owner royalty and has the option either to receive an additional 10% royalty interest after pay-out or to participate in the well as a 50% working interest owner. On leasehold acreage, UPRC does not have the right to participate in the well but will retain a royalty interest that will result in a total royalty burden of 25%. As compensation for committing its acreage position to the Company, UPRC was granted warrants to purchase two million shares of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Development, Acquisition and Exploration."

     Drilling. The Company began drilling operations in Wattenberg in early 1991. From 1991 to December 1993, the Company expended $151.1 million to drill 667 wells, of which 323 were drilled in 1993. At yearend, 609 of these wells were producing, 51 were in various stages of drilling and completion and seven were dry holes.

     The size of the Wattenberg drilling program has resulted in numerous advantages. The Company acts as operator on all its development sites in the Wattenberg Field and much of the acreage is held by production. As a result, the Company has significant operational control over the timing of the development program. The actual drilling locations and schedule are selected to minimize costs associated with rig moves, surface facilities, location preparation and gathering system and pipeline connections and to evaluate and quantify incremental reserve potential across the acreage position.

     The Company's success in continuing to reduce its costs of drilling and operations, as well as applying new technology, will be important to the full development of its undeveloped acreage in Wattenberg. The Company has selected procedures for drilling and completing wells that it believes maximize recoverable reserves and economics. The Company has also been able to reduce its costs of drilling, completing and operating wells significantly by negotiating favorable prices with suppliers of drilling and completion services because of the size of its drilling program. These cost reductions often allow the Company to earn an attractive rate of return even on lower reserve wells. The reductions have been achieved by several methods. One of the most significant is the formation of alliances with selected vendors who work with Company personnel to improve coordination and reduce both parties' costs. The resultant reductions are credited wholly or in large part to the Company while vendors' margins are maintained or increased.

     In addition to cost reduction, the Company seeks to employ new technology or to creatively apply existing technology to reduce costs or to produce reserves that would otherwise remain unrecovered. One example is the drilling of four or more wells from a single drilling pad in residential areas, under reservoirs and on inaccessible acreage.

     The Codell formation, which is the primary objective of the drilling, is a blanket siltstone formation that exists under much of the Wattenberg acreage at depths of 6,700 to 7,500 feet. Codell reserves have a high degree of predictability due to uniform deposition and gradual transition from high to low gas/oil ratio areas. The Company generally dually completes the Niobrara chalk formation, which lies immediately above the Codell, to enhance drilling economics. The Codell/Niobrara wells produce most prolifically in the first six to twelve months, after which production declines to a fraction of initial rates. More than half of a typical well's reserves are recovered in the first three years of production. As a result, each well contributes significantly more production in its first year than in subsequent years. However, the declining production of individual wells is expected to be offset by continuing development drilling.

     During 1992 and 1993, the Company expanded its drilling targets to include both deeper and shallower formations. The J sand lies approximately 400 feet below the Codell. It is a low permeability sandstone generally found to be productive throughout the DJ Basin with performance varying proportionately with porosity and thickness. The Dakota formation lies approximately 150 feet below the J sand. It is a low permeability sand occasionally naturally fractured with less predictable commercial accumulations and varied performance results. The Sussex formation is at average depths of 4,500 feet. The Sussex sands were deposited as bars and exhibit variable reservoir quality with a moderate degree of predictability.


     Because the Codell, Niobrara and J formations are continuous reservoirs over a large portion of the DJ Basin, the Company believes that drilling in the Wattenberg Field is relatively low risk. In addition, the Company has compiled a comprehensive geologic and production database for approximately 12,000 wells within a 4,350 square mile area between Denver and the Wyoming border and has had considerable success in predicting variations in thickness, porosity, gas/oil ratios and productivity. Of the 667 wells drilled between 1991 and 1993, only seven have been dry holes. Dry holes in the Codell/Niobrara formations cost an average of only $65,000 per well. The average net cost of a completed well in these formations approximated $193,000 during 1993 with only 30 days usually elapsing between spud date and initial production.


     CHEYENNE. During 1993, 29 wells were placed on stream in a shallow gas producing area on the northeast flank of the DJ Basin. This project, known as the Cheyenne Project, began with the acquisition of five shut-in gas wells in 1990 when the Company determined that it could capitalize on new open access rules of the Federal Energy Regulatory Commission ("FERC") by constructing a gathering system to transport gas to a nearby interstate pipeline. After acquiring almost 50,000 acres of leases in the area and selling an approximate 27.5% interest to other parties on a promoted basis, the Company has drilled 54 successful wells and six dry holes in the area and constructed a gathering system having a capacity of 10 MMcf per day to transport the gas to the interstate pipeline. The Company currently operates 61 wells in this area that produce from the Niobrara formation and plans to drill approximately 20 additional wells during 1994.

                                 EAST WASHAKIE

     During 1993, the Company initiated a major project to apply the cost-cutting and improved drilling and completion techniques learned in the Wattenberg Field to develop fluvial Mesaverde sands in the eastern Washakie Basin. An eleven well pilot project was completed in 1993 to test drilling and completion techniques and confirm cost estimates. A second drilling program is currently being initiated. After final evaluation of the drilling, the Company may initiate a large scale drilling program in this area upon completion of a required environmental impact statement. The environmental impact statement was filed in October 1993, and clearance is currently expected in the second half of 1994. Depending on the timing of environmental clearance and continued evaluation of drilling results, the Company expects to drill up to 60 wells in East Washakie during 1994.

     Since the mid-1980's, the Company's properties in the Barrel Springs Unit and the Blue Gap Field of southern Wyoming, together with its gas gathering and transportation facilities there, have been one of its most significant assets. See "-- Properties" and "-- Gas Management." The Company currently operates 128 wells in this area and holds up to 1,200 potential drilling locations, 98 of which were classified as proved undeveloped at yearend 1993. The Company believes that more than half of the potential locations may ultimately prove attractive to develop. The Company currently holds interests in 95,000 gross (76,000 net) undeveloped acres in the Washakie Basin. This includes 36,000 gross (32,000 net) undeveloped acres added during 1993.

                                 WESTERN SLOPE

     During 1993, the Company initiated the Western Slope Project by establishing a sizable position in the Piceance Basin on the western slope of Colorado and in the Uinta Basin in northeastern Utah. The Company formed the 53,000 acre Hunter Mesa Unit in the southeast corner of the Piceance Basin. Through purchases and farmouts, the Company obtained a majority interest and acts as unit operator. Immediately adjacent to the Hunter Mesa Unit, a 100% working interest was purchased in the 26,000 acre Divide Creek Unit for $6.2 million. The acquisition of this Unit, which has six wells producing from the Mesaverde and Cameo Coal formations, added 17.6 Bcf of proved gas reserves as well as an established operating base. Near yearend, the Company also purchased interests in 122 producing wells, 29 non-producing wells and 69 proved undeveloped locations. In total, this purchase included 55,000 net acres in various fields in the Piceance and Uinta Basins.

     Through these purchases, farmouts and a leasing program, the Company currently holds acreage with up to 1,000 potential drilling locations, of which the Company believes 40% could ultimately prove to be attractive to develop. Of these locations, 101 were classified as proved undeveloped at yearend 1993. The development of the Mesaverde sands in the Piceance Basin began with the spudding of the initial test well near the end of 1993. The development will continue with a 10 well test program during 1994 to confirm cost estimates and improved recovery techniques. If successful, the Company may drill up to 30 wells in 1994 and approximately 100 wells per year thereafter. The Company's ability to continue to develop the Piceance Basin is in part dependent on arranging gathering and transportation at a reasonable cost. The company is exploring options for gathering and transporting future gas production, including the possibility of constructing Company owned facilities.

                               OTHER DEVELOPMENT

     At the end of 1992, the Company acquired interests in four large producing fields in central Wyoming from a major oil company at a cost of $56.1 million. Two of the fields, the Hamilton Dome and Riverton Dome Fields, are operated by the Company. During 1993, the Company evaluated opportunities in the fields and instituted programs to enhance production in the latter part of the year. In the Hamilton Dome Field, improvement of the water injection system and completion of two new wells increased daily production 8% above the levels projected at the time of the acquisition. A third well should be completed in the second quarter of 1994. In the Riverton Dome Field, workovers and recompletions increased daily production over 10% above the levels projected at the time of the acquisition. Additional workovers and development drilling are scheduled for both fields during 1994. The Company is attempting to work with the major oil companies that operate the other two fields purchased, both of which are producing slightly below acquisition projections.

     The Company operates the Adair waterflood property in Gaines County, Texas, which it purchased in September 1991. Initial development of the Adair Unit in 1992 cost approximately $1.7 million net to the Company. Based on production response from the initial phase of development, the Company spent an additional $.4 million in 1993 to conduct a pilot program which reduced well spacing on a portion of the Unit. This program increased the unit production from 150 barrels per day to 260 barrels per day. The Company plans to spend an additional $1.1 million to implement an infill development program throughout the Unit.

     In the Giddings Field in Southeast Texas, the Company has undertaken a horizontal drilling program to further exploit existing properties in the area. During 1993, the Company spent $2.2 million to re-enter or drill 10 wells, of which nine were completed and one abandoned. The Company is encouraged by the results to date and plans to increase its expenditures in the field during 1994. At yearend, 25 locations were classified as having proved undeveloped reserves.

ACQUISITION PROGRAM

     The Company believes that acquisitions continue to be an attractive method of increasing its reserve base and cash flow. In its acquisition efforts, the Company plans to focus on purchasing properties that strengthen its strategic position and complement its large-scale gas development projects in the Rockies, as well as provide opportunities to establish meaningful positions in new areas. From 1983 through 1993 the Company, on behalf of itself, its affiliates and other investors, purchased oil and gas properties and related assets with an aggregate cost of nearly $650 million. The Company actively seeks to acquire incremental interests in existing properties, acreage with development potential, gas gathering, transportation and processing facilities and related assets, particularly in proximity to existing properties. Purchases of incremental interests or adjacent properties are generally small in size but in aggregate represent a sizeable opportunity that is relatively easy to pursue.

     Due to its rate of return requirements and the high cost of pursuing potential acquisitions, the Company generally prefers negotiated transactions to auctions. Complex transactions involving legal, financial or operational difficulties have frequently permitted purchase of assets at favorable prices. Past acquisitions of corporations laid the groundwork for the Wattenberg hub, and may in the future provide opportunities to expand in other areas. Acquisitions of incremental interests are being given particular emphasis to take advantage of systems and operational knowledge already in place. The Company has extensive experience in completing numerous types of acquisitions using varied financing sources in addition to internal cash flow.

     During 1993 domestic acquisitions having a total cost of $51.0 million were completed, primarily to strengthen Wattenberg and establish two new hubs that the Company believes have the potential to develop into large scale gas development projects. In Wattenberg a series of purchases added nearly 9 million BOE of proved reserves at a net cost of under $3.50 per barrel as well as several pipeline and processing facilities that complement the Company's existing gathering systems. In the largest of these acquisitions, the Company paid $19.7 million and, after an exchange of interests with a third party, acquired an approximate 80% working interest in 153 producing wells and 284 undeveloped locations having total proved reserves estimated to exceed 7 million BOE. A portion of the value of the transaction lay in the large volume of undedicated gas located in close proximity to the Company's gas lines.

     In the Washakie Basin, the Company expended over $7.8 million to acquire a 25% incremental interest in its Barrel Springs properties and interests in 44 producing wells and 7 undeveloped locations, as well as a gathering system that expands the existing gathering infrastructure in the area. These acquisitions added approximately 3.6 million BOE of proved reserves and, together with an active leasing program, formed the basis for the East Washakie Project, the Company's second operating hub in the Rockies. See "-- Development -- East Washakie."

     Through three purchase transactions, as well as farmouts and leasing, the Company established a substantial position in the Piceance and Uinta Basins during 1993, laying the foundation of the Western Slope Project, a third gas development hub in the Rockies. A $6.2 million purchase gave the Company a 100% working interest in the 26,000 acre Divide Creek Unit in the southeast Piceance Basin. The Company also formed the adjacent 53,000 acre Hunter Mesa Unit and through purchases and farmouts obtained a majority working interest position and became unit operator. Near yearend the Company also acquired interests in 122 producing wells, 29 non-producing wells and 69 proved undeveloped locations in various fields in the Uinta and Piceance Basins. See "-- Development -- Western Slope."

     The following table summarizes acquisition activity since 1983:

                                                                    PURCHASE PRICE
                                                           ---------------------------------
  YEAR                MAJOR ASSETS ACQUIRED                COMPANY     AFFILIATES     TOTAL
  ----    ---------------------------------------------    -------     ----------     ------
                                                                       (MILLIONS)
  1983    Louisiana gas pipeline                           $  3.5        $   --       $  3.5
  1984    Various producing properties                       27.8            --         27.8
  1985    Utah, Texas and Oklahoma properties                56.1            --         56.1
  1986    Colorado and Wyoming properties                    61.8          15.4         77.2
  1987    Mississippi and Colorado properties, Roggen
            gas plant, Wyoming gas facilities                71.0            --         71.0
  1988    Various producing properties                       33.8          18.5         52.3
  1989    Various producing properties                       12.3          56.9         69.2
  1990    Wattenberg properties, incremental interests      161.2 (a)        --        161.2
  1991    Waterflood properties, incremental interests        9.9            --          9.9
  1992    Wyoming properties, incremental interests          63.6            --         63.6
  1993    Colorado and Wyoming properties, incremental
            interests, acreage                               51.0            --         51.0
                                                           -------     ----------     ------
          Total                                            $552.0        $ 90.8       $642.8
                                                           -------     ----------     ------
                                                           -------     ----------     ------

- ---------------

(a) Includes the acquisition of a publicly traded limited partnership managed by the Company.

GAS MANAGEMENT

     General. The Company expanded its gas gathering and processing capacity during 1993 with the construction of additional gathering facilities and expansion of the Roggen plant in Wattenberg, as well as the acquisition of additional gas facilities in Wattenberg and in Wyoming. By yearend, operated processing capacity had increased to more than 80 MMcf per day and gathering system capacity was increased to more than 200 MMcf per day, while marketed net volumes reached 100 MMcf per day. The gas management unit complements the Company's development and acquisition activities by providing additional cash flow and enhancing returns. The segment is also increasingly profitable in its own right. During 1993, gross margin increased by approximately 23% to $10 million. See "-- Customers and Marketing."

     Colorado Facilities. The largest concentration of gas facilities is in the Wattenberg area. These facilities include two major gathering systems, the Enterprise system and Energy Pipeline, the Roggen processing plant, and a number of minor facilities. By yearend 1993, the Roggen plant capacity had reached 60 MMcf per day. During the fourth quarter of 1993, average throughput had reached 54 MMcf per day. The plant is expected to process gas from currently undeveloped locations, new third party sources and permanently released locations on acreage acquired from Amoco, plus additional gas from current suppliers. Gas developed through the UPRC joint venture is not dedicated to a processing plant and will significantly increase future volumes of gas available to be processed in the Company's facilities.

     The gas produced from the majority of the new Wattenberg wells drilled on acreage acquired from Amoco is dedicated for the life of the lease to Amoco's Wattenberg gas processing plant. If Amoco were unable to process Company production at its plant for any reason, including a shut-down of the plant, it would have a short-term adverse impact on the Company. The Company has expanded its processing facilities in Wattenberg in order to process Company and third party gas that is not dedicated to Amoco. The Company intends to continue to expand its facilities during 1994 to handle additional gas developed through continued drilling activity. These facilities will also enable the Company to partially mitigate the effects of significant downtime at the Amoco plant.

     At the Roggen plant, gas is processed to recover gas liquids, primarily propane and a butane/gasoline mix, from gas supplied by the Company and third parties. The liquids are then sold separately from the residue gas. The liquids are marketed to local and regional distributors and the residue gas is sold to utilities, independent marketers and end users through an intrastate system and the Colorado Interstate Gas ("CIG") pipeline. A liquids line permits the direct sale of Roggen's liquids products through an Amoco line to the major interchange at Conway, Kansas. In addition, Phillips Petroleum began reactivation of an old interconnect, which should be operational by the end of the second quarter of 1994, which will connect the Roggen plant to the Phillips Powder River liquids pipeline.

     The Company's Wattenberg gathering systems include over 600 miles of pipeline that collect, compress and deliver gas from over 1,400 wells to the Roggen plant. During 1993, the Company substantially increased the capacity of its gathering systems through the expansion of existing facilities and the acquisition of new facilities. The Company also completed the second phase of the Enterprise system during 1993. Enterprise collects a portion of the Company's gas produced from acreage acquired from Amoco and delivers it to the Amoco Wattenberg plant. Enterprise includes 26 miles of 20" diameter trunk and 29 miles of associated lateral gathering lines connecting 20 of the Company's existing central delivery points. As a result of the completion of the second phase, the Enterprise system has the capacity to deliver 75 MMcf per day to the Amoco Wattenberg plant.

     During 1993, the Company also expanded its gathering system by constructing a nine mile 16" pipeline loop on the western portion of its Energy Pipeline system, which came on line in October 1993. This expansion provides pressure relief and additional capacity for further development in the area. In addition, the Company acquired a pipeline that expands its gathering capacity to the north of the Roggen plant, which may be converted to a residue line allowing for the delivery of residue gas from the tailgate of the Roggen plant to the Williams Natural Gas System.

     The Company has negotiated a transportation arrangement with CIG that, in conjunction with the gathering fees to be charged on the Enterprise system, allows the delivery of gas to the Amoco Wattenberg plant at a favorable rate. In addition to reducing the Company's exposure to future escalation in gathering costs applicable to the Company's production, Enterprise provides an enhanced degree of operational control. Because the Enterprise system interconnects with the Company's other Colorado facilities, the Roggen plant and other plants in the area can serve as a backup for processing a portion of the Company's gas in the event of any curtailment at the Amoco Wattenberg plant. While shut downs of Amoco's plant reduce the Company's production, diversion of gas to the Roggen plant and, to a lesser degree, two other plants in the area, enabled the Company to produce significant volumes that would have otherwise been curtailed.

     Given the continued expansion of the Company's drilling program in 1994 and beyond and the potential for third party connections, the Company is continuing to explore opportunities to expand its Wattenberg gas facilities. Subsequent to yearend, the decision was made to double the Company's processing capacity through the construction of a new plant on the west side of the field. The new plant is scheduled to be operational in late 1994.

     Wyoming Facilities. The Company operates two pipeline systems in Wyoming that enhance its ability to market gas produced from its properties in the Washakie Basin. Wyoming Gathering and Production Company ("WYGAP") gathers gas produced from 53 operated wells in the Barrel Springs Unit. The system has a capacity of 26 MMcf per day. Throughput averaged 10 MMcf and 14 MMcf per day during 1992 and 1993, respectively. WYGAP delivers gas to Western Transmission Corporation ("Westrans"), a Company-owned interstate pipeline system which operates under FERC jurisdiction. At the beginning of 1993, the Company assumed operations of CIG's Carbon County Blue Gap gathering system pursuant to a lease. The Company has exercised an option to acquire the system subject to regulatory approval. The Company also purchased Blue Gap gathering facilities formerly owned by Williams Field Services. Both systems extend the Company's transportation capabilities to the south.

     The Westrans system consists of a 26-mile main pipeline, a smaller 9.2-mile line and related gathering facilities. The system gathers and transports gas under open access transportation service agreements on an interruptible basis. The main line extends from the Washakie Basin area of Carbon County, Wyoming to connections with Williams' and CIG's interstate pipelines in Sweetwater County, Wyoming. Gas transported on Westrans also has access to California markets through the Kern River Pipeline which was completed in February 1992 via interconnects with CIG and Williams. Westrans is located near several other interstate pipelines, providing the potential for additional interconnects that offer alternative transportation routes to end markets. In addition to the gas from WYGAP, which accounts for over 90% of its volumes, Westrans transports volumes from other operated wells and third parties. The capacity of Westrans is 65 MMcf per day. Throughput volumes generally vary from 13 to 20 MMcf per day. Daily throughput averaged 15 MMcf during 1992 and 1993. If the planned acceleration of drilling in East Washakie occurs, volumes of gas on the Company's gas pipeline in the area may be substantially increased. As the East Washakie Project progresses, the Company expects to further expand its gathering network in the area.


     Other Facilities. The Company expanded its gathering system in southern Nebraska during 1993 to gather gas produced from newly developed Cheyenne County properties for delivery to various markets accessible through an interstate pipeline. The Cheyenne system includes 9.5 miles of 4" to 6" trunkline and 6 miles of 3" lateral gathering lines. During the fourth quarter of 1993, throughput averaged 3 MMcf per day of gas from 60 producing wells. Included in the December 1992 acquisition of Wyoming properties was a gas processing plant in Fremont County, Wyoming. The plant has a 20 MMcf per day capacity with current throughput of 6.5 MMcf per day from the 28 producing wells in the Riverton Dome Field.


     In conjunction with the growing level of acquisition and development activity in the Western Slope Project, the Company is actively exploring alternatives to gather and transport future gas production, including the possible construction of a Company-owned gathering and transportation line. Traditionally, the lack of sufficient pipeline capacity has been a major deterrent to development in the Piceance Basin.

INTERNATIONAL ACTIVITIES

     The Company's strategy internationally is to develop projects that have the potential for a major impact in the future. The Company attempts to structure the projects to limit its financial exposure and mitigate political risk by minimizing financial commitments in the early phases of a project and seeking industry partners and investors to fund the majority of the equity capital. A wholly owned subsidiary of the Company, SOCO International, Inc., is the holding company for all the Company's international operations. During 1993, the Company purchased from Edward T. Story, President of SOCO International, the 10% of SOCO International held by him and canceled Mr. Story's option to purchase an additional 20% of the company. In connection with the purchase, the Company granted Mr. Story an option to purchase 10% of the currently outstanding shares of SOCO International, which is financed primarily by Company loans, through April 1998 for $600,000. The option price is subject to adjustment in certain circumstances.

     Russian Joint Venture. In early 1993, the Company formed Permtex, a joint drilling venture with Permneft, a Russian oil and gas company, to develop four major proven oil fields located in the Volga-Urals Basin of the Perm Region of Russia, approximately 800 miles east of Moscow. During 1993, Permtex was registered by the Russian authorities, representing governmental approval of the terms of the joint venture and authorization for Permtex to commence business. In early 1994, the Company executed a finance and insurance protocol with OPIC, an agency of the United States government that provides financing and political risk insurance for American investment in developing countries, related to the financing of Permtex.

     Permtex holds exploration and development rights to over 300,000 acres in the Volga-Urals Basin. The contract area contains four major fields and four minor fields as well as a number of prospects. The Company estimates that the four major fields could ultimately produce 115 million barrels of oil. The major fields have been delineated through 45 previously drilled wells, none of which had been placed on production as of yearend 1993. It is anticipated that 25 of the existing wells will be placed on production, of which four should go on stream in the first half of 1994, and that 400 additional development wells will be drilled over the next five to ten years. The joint venture will primarily utilize Russian personnel and equipment and Western technology under joint Russian/American management.

     As of March 1, 1994, the Company holds a 28.1% interest in Permtex, after giving effect to the purchases by each of Command, the Company's Australian affiliate, and Holland Sea Search NV ("HSSH"), a Dutch affiliate of Command, of 6.25% interests in Permtex. Recently, a major Japanese trading company has also committed to purchase a 10 to 20% interest in Permtex, which would reduce the Company's interest to 20.6% if the full amount is purchased.

     Command Petroleum Holdings NL. In May 1993, the Company purchased 42.8% of the outstanding shares of Command for approximately $18.2 million. At the time of the purchase, Thomas J. Edelman, President of the Company, Edward T. Story, President of SOCO International, and two other designees were elected to Command's eight-person board of directors. Command is an exploration and production company based in Sydney, Australia and listed on the Australian Stock Exchange. Following a private placement of equity securities in early 1994, Command had working capital of $35 million and no debt. Its current market capitalization approximates US$150 million. Command currently holds interests in more than 20 exploration permits and production licenses primarily in the Southwestern Pacific Rim including Australia and Papua New Guinea. Until recently, Command held a 28.7% interest in HSSH, a publicly traded Dutch exploration and production company whose primary asset is an interest in the North Sea's Markham gas field. After yearend 1993, Command increased its position in HSSH to nearly 48%. Recently, Command purchased a 6.25% interest in Permtex, acquired an interest in an offshore Tunisian permit operated by Marathon Oil Company and acquired an 11.4% interest in the East Shabwa Contract Area in Yemen. Command funded the expenditures with a portion of a $16.4 million privately placed equity offering which reduced the Company's ownership to 35.7%. If as expected, all of Command's warrants expiring in November 1994 are exercised, the Company's ownership would be decreased to 29.6%.

     The Company believes that Command's exploration expertise, experienced technical staff and inventory of prospects complement the Company's acquisition and development expertise and position the Company to play a larger role in overseas development of oil and gas reserves. In addition, Command and HSSH provide access to international capital markets which could provide additional sources of financing for international projects.

     Mongolia. The Company further expanded its international efforts by entering into a production sharing agreement with Mongol Petroleum Company, the national oil company of Mongolia. The Company believes this agreement is the first such contract ever awarded by Mongolia. The agreement covers 11,400 square kilometers, or approximately 2.8 million gross acres, in the Tamstag Basin of northeastern Mongolia. In addition, the Company received a right of first refusal from Mongol Petroleum for the adjacent block which covers 11,130 square kilometers. As a consequence, the Company controls over 5 million acres in this basin which, although previously unexplored and remote from existing markets, is highly prospective. These concessions offset the Hailar Basin of China, a portion of which is included in the China National Petroleum Corporation's round of invitations for bidding in 1994. During 1993, the Company initiated seismic work to broadly define the subsurface and this work is expected to continue into 1995.

     Tunisia. During 1993 the Company completed its 400 kilometer seismic acquisition program in the Fejaj Permit area of central Tunisia. The permit area encompasses approximately 1.2 million gross acres and is predominately onshore, with a small portion extending into the Gulf of Gabes. After the Company integrates the newly acquired seismic work with over 1,400 kilometers of reprocessed data and extensive geological field information, the Company will seek industry partners for a 1995 exploratory well.

PRODUCTION, REVENUE AND PRICE HISTORY

     The following table sets forth information regarding net production of crude oil and liquids and natural gas, revenues and expenses attributable to such production and to natural gas transportation, processing and marketing and certain price and cost information for the five years ended December 31, 1993.

                                                                 DECEMBER 31,
                                             -----------------------------------------------------
                                              1989       1990       1991        1992        1993
                                             -------    -------    -------    --------    --------
                                          (DOLLARS IN THOUSANDS, EXCEPT PRICE AND PER BARREL EXPENSES)
PRODUCTION
  Oil (MBbl)...............................      277      1,049      1,487       1,776       3,451
  Gas (MMcf)...............................    4,027     12,769     18,382      23,090      35,080
  MBOE(a)..................................      948      3,497      4,937       5,989       9,297
REVENUES
  Oil production...........................  $ 5,069    $24,806    $30,667    $ 33,512    $ 53,174
  Gas production(b)........................    7,410     24,997     34,677      43,851      71,467
                                             -------    -------    -------    --------    --------
          Subtotal.........................   12,479     49,803     65,344      77,363     124,641
                                             -------    -------    -------    --------    --------
  Transportation, processing and
     marketing.............................   10,885     29,442     21,459      38,611      94,839
  Interest and other.......................    3,179      2,928      5,698       4,198      10,405
                                             -------    -------    -------    --------    --------
          Total............................  $26,543    $82,173    $92,501    $120,172    $229,885
                                             -------    -------    -------    --------    --------
                                             -------    -------    -------    --------    --------
OPERATING EXPENSES
  Production...............................  $ 4,930    $18,088    $24,882    $ 28,057    $ 44,901
  Transportation, processing and
     marketing.............................    9,168     24,103     14,202      30,469      84,840
                                             -------    -------    -------    --------    --------
                                             $14,098    $42,191    $39,084    $ 58,526    $129,741
                                             -------    -------    -------    --------    --------
                                             -------    -------    -------    --------    --------
GROSS MARGIN...............................  $12,445    $39,982    $53,417    $ 61,646    $100,144
                                             -------    -------    -------    --------    --------
                                             -------    -------    -------    --------    --------
PRODUCTION DATA
  Average sales price(c)
     Oil (Bbl).............................  $ 18.30    $ 23.65    $ 20.62    $  18.87    $  15.41
     Gas (Mcf)(a)(b).......................     1.65       1.69       1.68        1.74        1.94
     BOE(a)................................    12.97      14.18      13.24       12.92       13.41
  Average operating expense/BOE............  $  5.20    $  5.17    $  5.04    $   4.68    $   4.83

- ---------------

(a) Gas production is converted to oil equivalents at the rate of 6 Mcf per barrel except for Thomasville production which through 1992 was converted based on its price equivalency to the Company's other gas. Average gas prices exclude Thomasville production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(b) Sales of natural gas liquids are included in gas revenues. Gas revenues for the year ended December 31, 1989 and 1990 include nonrecurring receipts of $183,000 and $219,000, respectively, in settlement of contract claims, which have been excluded from average sales price computations.
(c) The Company estimates that its composite net wellhead prices at December 31, 1993 were approximately $2.11 per Mcf of gas and $11.49 per barrel of oil.

DRILLING RESULTS

     The following table sets forth information with respect to wells drilled during the past three years. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons whether or not they produce a reasonable rate of return.

                                                                  1991      1992      1993
                                                                  -----     -----     -----
    Development wells
      Productive
         Gross..................................................  143.0     241.0     382.0
         Net....................................................  117.2     207.5     316.0
      Dry
         Gross..................................................    3.0       6.0      10.0
         Net....................................................    2.8       2.7       5.5
    Exploratory wells
      Productive
         Gross..................................................    5.0        --       2.0
         Net....................................................    1.8        --       2.0
      Dry
         Gross..................................................    5.0        --       6.0
         Net....................................................    1.5        --       3.3

     As of December 31, 1993, the Company had 61 gross (50.9 net) development wells in progress. Between yearend and February 28, 1994, the Company spudded 118 wells. At that date 135 gross (116.7 net) wells, including wells in progress at yearend, had been completed, two wells (1.5 net) had been abandoned and 42 gross (36.3 net) development wells were in progress.

FIELD OPERATIONS

     In its capacity as operator, the Company supervises day-to-day field activities, generally employing a combination of its personnel and contract pumpers. The Company maintains eight district field offices and one division office.

     As operator, the Company charges overhead fees to all working interest owners according to the applicable operating agreements. As of the end of 1991, 1992 and 1993, respectively, the Company operated 1,442, 1,745 and 2,176 wells. The Company received overhead reimbursements for operations and drilling of $10.1 million, $12.9 million and $15.5 million during 1991, 1992 and 1993, respectively (including reimbursements attributable to the Company's interest). The increase in reimbursements is attributable to the increase in operated drilling and producing wells and contractual escalations. Based on the time allocated to operations, these reimbursements in aggregate generally have exceeded the costs of such activities.

PROPERTIES

     The Company's reserves are concentrated in several major producing areas. These include the Wattenberg Field in Colorado, central and southern Wyoming, the Piceance and Uinta Basins in the Western Slope of Colorado and Utah, the Giddings area in South Texas, the Spraberry Trend in West Texas, waterflood units in Texas, and the Appalachian Basin in eastern Ohio and Pennsylvania.

     At December 31, 1993, the Company had interests in 5,122 gross (2,187 net) producing oil and gas wells located in 15 states and in the Gulf of Mexico. As of December 31, 1993, estimated proved reserves totalled 31.9 million barrels of oil and 430.1 Bcf of gas. In addition to its oil and gas reserves, the Company holds interests in nine gas transportation and processing facilities. See
"-- Gas Management."

     Significant Properties. Although the Company's properties are widely dispersed geographically, emphasis has been placed on establishing hubs in certain producing basins. Interests in five producing areas accounted for approximately 90% of Pretax PW10% Value at December 31, 1993. This concentration of assets results in economic efficiencies in the management of assets and permits identification of complementary acquisition candidates. Summary information regarding the five most significant properties is set forth below.

                                                      PROVED RESERVE
                                                        QUANTITIES             PRETAX PW10% VALUE
                                                 ------------------------   ------------------------
                                                  CRUDE OIL      NATURAL        AMOUNT       PERCENT
                                                 AND LIQUIDS       GAS      --------------   -------
                                                 -----------     --------   (IN THOUSANDS)
                                                   (MBBL)         (MMCF)
    DJ Basin (CO, NE)..........................     16,984        242,155      $245,617        62.9%
    East Washakie (WYO)........................      1,334         72,871        41,903        10.7
    Central Wyoming (WYO)......................      7,207         28,913        30,905         7.9
    Western Slope (CO & UT)....................        439         41,070        22,113         5.7
    Giddings Field (TX)........................        752          7,987        10,960         2.8
                                                 -----------     --------   --------------   -------
              Subtotal.........................     26,716        392,996       351,498        90.0
    Other......................................      5,214         37,093        38,911        10.0
                                                 -----------     --------   --------------   -------
              Total............................     31,930        430,089      $390,409      100.0%
                                                 -----------     --------   --------------   -------
                                                 -----------     --------   --------------   -------

     Proved Reserves. The following table sets forth estimated yearend proved reserves for the three years ended December 31, 1993.

                                                                     DECEMBER 31,
                                                            -------------------------------
                                                             1991        1992        1993
                                                            -------     -------     -------
    Crude oil and liquids (MBbl)
      Developed...........................................    9,094      21,116      18,032
      Undeveloped.........................................   10,584      11,086      13,898
                                                            -------     -------     -------
              Total.......................................   19,678      32,202      31,930
                                                            -------     -------     -------
                                                            -------     -------     -------
    Natural gas (MMcf)
      Developed...........................................  136,229     194,621     268,349
      Undeveloped.........................................  110,940      93,037     161,740
                                                            -------     -------     -------
              Total.......................................  247,169     287,658     430,089
                                                            -------     -------     -------
                                                            -------     -------     -------
              Total MBOE (a)..............................   66,641      84,393     103,612
                                                            -------     -------     -------
                                                            -------     -------     -------

- ---------------

(a) Natural gas reserves are converted to oil equivalents at the rate of 6 Mcf per barrel, except Thomasville gas reserves prior to 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The following table sets forth pretax future net revenues from the production of proved reserves and the Pretax PW10% Value of such revenues.

                                                                  DECEMBER 31, 1993
                                                      -----------------------------------------
                                                      DEVELOPED     UNDEVELOPED(A)      TOTAL
                                                      ---------     --------------     --------
                                                                   (IN THOUSANDS)
    1994............................................  $  81,401        $(24,109)       $ 57,292
    1995............................................     59,421           1,220          60,641
    1996............................................     47,148           8,472          55,620
    Remainder.......................................    286,510         228,209         514,719
                                                      ---------     --------------     --------
              Total.................................  $ 474,480        $213,792        $688,272
                                                      ---------     --------------     --------
                                                      ---------     --------------     --------
    Pretax PW10% Value..............................  $ 297,638        $ 92,771        $390,409(b)
                                                      ---------     --------------     --------
                                                      ---------     --------------     --------

- ---------------

(a) Net of estimated capital costs, including estimated costs of $68.9 million during 1994.

(b) The after tax PW10% value of proved reserves totalled $340.5 million at yearend 1993.

     The quantities and values in the preceding tables are based on prices in effect at December 31, 1993, averaging $11.49 per barrel of oil and $2.11 per Mcf of gas. Price reductions decrease reserve values by lowering the future net revenues attributable to the reserves and will reduce the quantities of reserves that are recoverable on an economic basis. Price increases have the opposite effect. Any significant decline in prices of oil or gas could have a material adverse effect on the Company's financial condition and results of operations.

     Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production.

     Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. With respect to certain properties that historically have experienced seasonal curtailment, the reserve estimates assume that the seasonal pattern of such curtailment will continue in the future. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections.

     The present values shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is specified by the Securities and Exchange Commission ("SEC"), is not necessarily the most appropriate discount rate, and present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate. For properties operated by the Company, expenses exclude the Company's share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including, among other things, general and administrative costs and interest expense.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The data in the above tables represent estimates only. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those shown above. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions. Accordingly, reserve estimates are often materially different from the quantities of oil and gas that are ultimately recovered.

     Netherland, Sewell & Associates, Inc. ("NSAI"), independent petroleum consultants, prepared estimates of or audited the Company's proved reserves which collectively represent more than 80% of Pretax PW10% Value as of December 31, 1993. Approximately 38% of the yearend Pretax PW10% Value was estimated internally by the Company and 62% was estimated independently by NSAI. No estimates of the Company's reserves comparable to those included herein have been included in reports to any federal agency other than the SEC.

     Producing Wells. The following table sets forth certain information at December 31, 1993 relating to the producing wells in which the Company owned a working interest. The Company also held royalty interests in 240 producing wells. Wells are classified as oil or gas wells according to their predominant production stream.

                                                                                 AVERAGE
                              PRINCIPAL                        GROSS     NET     WORKING
                           PRODUCT STREAM                      WELLS    WELLS    INTEREST
        -----------------------------------------------------  -----    -----    -------
        Crude oil and liquids................................  3,026    1,297      43%
        Natural gas..........................................  2,096      890      42%
                                                               -----    -----    -------
                  Total......................................  5,122    2,187      43%
                                                               -----    -----    -------
                                                               -----    -----    -------

CUSTOMERS AND MARKETING

     The Company's oil and gas production is principally sold to refiners and others having pipeline facilities near its properties. Where there is no access to gathering systems, crude oil is trucked to storage facilities. In 1992 and 1993, Amoco accounted for approximately 27% and 12% of revenues, respectively, as the result of the contractual dedication, which terminated at the end of 1993, of a portion of the Company's natural gas and natural gas liquids produced from certain of its Wattenberg acreage. Historically, this arrangement provided for average prices in excess of spot due to participation in certain fixed price contracts, many of which are expected to expire over the next two years. The Company exercised its option to release its natural gas and natural gas liquids and began marketing its production beginning January 1, 1994. The Company believes, however, that it can obtain pricing comparable to that which would have been obtainable through Amoco. The marketing of oil and gas by the Company can be affected by a number of factors that are beyond its control and whose future effect cannot be accurately predicted. The Company does not believe, however, that the loss of any of its customers would have a material adverse effect on its operations.

     In addition to marketing a significant portion of its own gas, in 1992 the Company initiated an effort to supplement its cash flow through the purchase and resale of gas owned by third parties. Gross margins during 1992 and 1993 from third party marketing activities was $.6 million and $1.2 million, respectively, as average third party volumes increased from 58.7 to 89.9 MMcf per day. The Company expects to continue increasing its role in third party gas marketing.

     In June 1991, the Company entered into a contract to supply gas to a cogeneration facility through August 2004. The contract calls for the Company to supply 10,000 MMBtu per day. This plant, which requires up to 24,500 MMBtu per day of gas, began operations in 1989 and is located at a manufacturing facility in Oklahoma City. The facility has firm fifteen-year sales agreements with a utility company for electricity and with a tire manufacturer for steam. The effect of this contract depends on market prices for gas and its choice of alternative sources of gas (including the spot market) to meet its supply commitments. Gross margin generated from the contract was approximately $1.5 million for both 1991 and 1992. A contractual limitation of the contract sales price and rising gas purchase costs resulted in a net loss of $267,000 on the contract during 1993. At present gas price levels, the Company foresees continued negative or breakeven margins for this contract through July 1994. At that time, a change in the pricing formula should result in improved margins.

                              DESCRIPTION OF NOTES


     The Notes are to be issued under an Indenture to be dated as of May 1, 1994 between the Company, as issuer, and Texas Commerce Bank National Association, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Indenture are governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the Indenture do not purport to be complete, and where particular provisions of the Indenture are referred to, such provisions, including the definitions of certain capitalized terms used in this Prospectus, are incorporated by reference as a part of such summaries, which are qualified in their entirety by reference to the provisions of the Indenture. The section ("Section") and article ("Article") references appearing below are to sections and articles of the Indenture.


GENERAL


     The Notes will be unsecured subordinated obligations of the Company, will mature on March 31, 2001 and will be in the aggregate principal amount of $100,000,000 ($115,000,000 aggregate principal amount if the Underwriters' over-allotment option is exercised in full). The Notes will bear interest from the date of issuance at the rate per annum shown on the cover page of this Prospectus. Interest will be payable semi-annually on March 31 and September 30 of each year, commencing September 30, 1994, to the persons in whose names such Notes (or any predecessor Notes) are registered at the close of business on the March 15 or September 15 preceding such Interest Payment Date (Sections 301 and
307).

     Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be convertible and may be presented for transfer and exchange, at the office or agency maintained by the Company for such purposes, which will initially be the office of the Trustee located at 80 Broad Street, Fourth Floor, New York, New York 10004. However, at the option of the Company, payment of interest on the Notes may be made by check mailed to the address of persons entitled thereto as shown in the register of the Security Registrar. No service charge will be made upon any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Indenture does not limit the incurrence of additional indebtedness, including Senior Indebtedness, by the Company.

CONVERSION RIGHTS


     The Notes will be convertible, in whole or from time to time in part (in denominations of $1,000 or integral multiples thereof), at the option of the holder thereof, into Common Stock of the Company, initially at the conversion price stated on the cover page hereof, at any time prior to maturity, unless previously redeemed by the Company. In the case of Notes called for redemption, conversion rights will terminate at the close of business on the fifth business day preceding the Redemption Date, except that, with respect to any redemption occurring on March 31, 1997 or within five business days thereafter, conversion rights will terminate at the close of business on the Redemption Date such that all holders of Notes to be redeemed will be entitled to receive the March 31, 1997 interest payment (assuming such holders held the Notes on March 15, 1997). Notwithstanding anything to the contrary in the foregoing, the Notes will not be convertible at any time when payments on the Notes are prohibited under the subordination provisions of the Indenture as described under "-- Subordination of Notes" (Section 1201).


     If the Company, by dividend or otherwise, declares or makes a distribution on its Common Stock of the type referred to in clause (iv) or (v) below, the holder of each Note, upon the conversion thereof subsequent to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution and prior to the effectiveness of the conversion price adjustment in respect of such distribution pursuant to clause (iv) or (v) below, will be entitled to receive for each share of Common Stock into which such Note is converted the portion of the evidences of indebtedness, shares of capital stock, cash and other assets so distributed applicable to one share of Common Stock; provided, however, that the Company may, with respect to all holders so converting, in lieu of distributing any portion of such distribution not consisting of cash or securities of the Company, pay such holder cash in an amount equal to the fair market value thereof, as determined in good faith by the Board of Directors (Section 1201).

     The conversion price will be subject to adjustment in certain events, including: (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company; (ii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock at less than the current market price (as provided in the Indenture); provided, however, that if such rights, warrants or options are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur; (iii) subdivisions and combinations of Common Stock; (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of any class of capital stock, cash or other assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to in clauses (i) and (ii) above and excluding dividends and distributions exclusively paid in cash up to the greater of (x) retained earnings of the Company on the date such distribution or dividend was declared or (y) Net Income (as defined below) of the Company during the four full fiscal quarters preceding the date such distribution or dividend was declared, and other than in connection with a tender offer or other negotiated purchase made by the Company or any Subsidiary for all or a portion of the Common Stock); provided, however, that if any rights, warrants or options in respect of which an adjustment is provided for in this clause (iv) are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur; (v) distributions consisting exclusively of cash (specifically including distributions paid in cash up to the greater of (x) retained earnings of the Company on the date such distribution or dividend was declared or (y)

Net Income of the Company during the four full fiscal quarters preceding the date such distribution or dividend was declared, but excluding any cash distributions for which an adjustment has been made pursuant to a preceding clause of this paragraph) to all holders of Common Stock in an aggregate amount that, together with (A) other all-cash distributions made within the preceding 12 months not triggering a conversion price adjustment and (B) all Excess Tender Payments (as defined below) in respect of each tender or exchange offer by the Company or any Subsidiary for Common Stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 20% of the Company's deemed market capitalization on the date fixed for the determination of stockholders entitled to receive such distribution (calculated as set forth in the Indenture); (vi) issuances of Common Stock to an Affiliate for a net consideration per share less than the current market price per share (other than issuances of Common Stock under certain management benefit plans); and (vii) payment of an Excess Tender Payment in respect of a tender or exchange offer by the Company or any Subsidiary for Common Stock, if the aggregate amount of such Excess Tender Payment, together with (A) the aggregate amount of any all-cash distributions made within the preceding 12 months not triggering a conversion price adjustment and (B) all Excess Tender Payments in respect of each tender or exchange offer by the Company or any Subsidiary for Common Stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 20% of the Company's deemed market capitalization on the expiration of such tender offer (calculated as set forth in the Indenture) (Section 1204). For purposes of these conversion price adjustments, the term (i) "Excess Tender Payment" means the excess of (A) the aggregate of the cash and value of other consideration paid by the Company with respect to the shares acquired in the tender or exchange transaction over (B) the market value of such acquired shares after the completion of the tender or exchange offer (calculated as set forth in the Indenture) and (ii) "Net Income" of any Person means the net income of such Person net of non-cash charges taken as a result of accounting changes required to be made by the Financial Accounting Standards Board after the date of the Indenture.

     No adjustments in the conversion price are required for any dividend or distribution referred to above if the holders may participate in the dividend or distribution (on a basis determined in good faith to be fair by the Board of Directors) and receive the same consideration they would have received if they had converted the Notes (Section 1213).

     No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipient (Section
1204).

     Subject to any applicable right of the holders to receive the Change of Control Purchase Price (as described below), in the case of certain consolidations or mergers to which the Company is a party or the transfer or lease of the Company's properties or assets substantially as an entirety, each holder has the right to convert each Note only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger, transfer or lease by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger, transfer or lease (assuming such holder of Common Stock is not a Constituent Person and such holder failed to exercise any rights of election and received per share the kind and amount of consideration received per share by a plurality of non-electing shares) (Section 1211).

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of a share of Common Stock (Section 1203). Except as provided below, no adjustment will be made upon a conversion of Notes for interest accrued thereon. The Company's delivery to the holder of the fixed number of shares of Common Stock into which the Note is convertible will be deemed to satisfy the Company's obligation to pay the principal amount of the Note and all accrued interest that has not previously been paid. If a Note is surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the close of business on any Interest Payment Date, then notwithstanding such conversion, interest payable in respect of the Note so surrendered will be paid in cash to the person in whose name such Note is registered at the close of business on such Regular Record Date, and (except in the case of Notes with a Maturity Date prior to such Interest Payment Date) when so surrendered for conversion, such Note must be accompanied by payment of a amount equal to the interest thereon which the registered holder as of the close of business on such Regular Record Date is to receive (Sections 307 and 1202).

SUBORDINATION OF NOTES

     The payment of the principal of and premium, if any, and interest on the Notes is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness, whether now outstanding or incurred in the future (Section 1301). Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshalling of assets and liabilities or any bankruptcy, insolvency, receivership, liquidation, reorganization or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Notes will be entitled to receive any payment (other than any payment in the form of Permitted Junior Securities) on account of the principal of or premium, if any, or interest on the Notes, including payment of the Redemption Price and the Change of Control Purchase Price of the Notes, and before the Notes may be converted into Common Stock (Section 1302).

     No payment (other than any payment in the form of Permitted Junior Securities) on account of principal of and premium, if any, or interest on the Notes, including payment of the Redemption Price and the Change of Control Purchase Price on the Notes, may be made, and the Notes may not be converted into Common Stock, if a Payment Event of Default shall have occurred and be continuing. In addition, no payment (other than any payment in the form of Permitted Junior Securities) on account of principal of or premium, if any, or interest on the Notes, including payment of the Redemption Price and the Change of Control Purchase Price on the Notes, may be made, and the Notes may not be converted into Common Stock, if a Non-payment Event of Default shall have occurred and be continuing, for the period (a "Payment Blockage Period") commencing on receipt of notice of such event of default by the Trustee from holders of at least a majority in principal amount of any Designated Senior Indebtedness (or any trustee or other representative therefor) and ending on the earlier of (i) the date such Non-payment Event of Default has been cured or waived or has ceased to exist or any acceleration of such Designated Senior Indebtedness has been rescinded or annulled or such Designated Senior Indebtedness shall have been discharged and (ii) the date 176 days after such receipt of notice. Any number of such notices may be given; provided, however, that, during any 360-day period, the aggregate Payment Blockage Periods shall not exceed 176 days and there shall be a period of at least 184 consecutive days when no Payment Blockage Period is in effect. No default existing or continuing when a Payment Blockage Period begins may be the basis for any subsequent Payment Blockage Period unless such default has been cured for a period of at least 90 consecutive days. In the event that, notwithstanding the restrictions described in the preceding sentences, the Company makes any payment to the Trustee or a holder of Notes prohibited by any such restriction, with such Trustee or holder, as the case may be, knowing of such contravention before receipt thereof, then such payment will be required to be paid over and delivered forthwith to the Company to the extent necessary to pay in full all such Senior Indebtedness (Section 1303).

     The subordination rights of holders of Senior Indebtedness will not be prejudiced or impaired by any acts or failures to act by the Company or by any such holder (Section 1308). The subordination of the Notes set forth above will not prevent the occurrence of any Event of Default under the Indenture. Furthermore, the subordination of the Notes as set forth above will not impair, as between the Company, the holders of the Notes and creditors of the Company other than holders of Senior Indebtedness, the obligations of the Company to make payments on the Notes in accordance with their terms. In certain circumstances, as set forth in the Indenture, the holders of Notes will be subrogated to certain rights of the holders of Senior Indebtedness upon payment in full of all Senior Indebtedness (Section 1302).

     By reason of such subordination, in the event of insolvency of the Company, the holders of Senior Indebtedness (as well as other creditors of the Company who are holders of indebtedness that is not subordinated to the Senior Indebtedness) may recover more, ratably, than the holders of the Notes.

     The Notes will also be effectively subordinated to all liabilities, including trade payables and capitalized lease obligations, if any, of the Company's subsidiaries. Any right of the Company to receive the assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be subject to the prior payment of claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself a creditor of such subsidiary, in which case the claims of the Company would still be subject to the prior payment of claims secured by security interests in the assets of such subsidiary and any other indebtedness of such subsidiary senior to that held by the Company.


     Immediately following the sale of the Notes offered hereby and application of the proceeds therefrom, the Company estimates that the sum of its Senior Indebtedness and the indebtedness of its subsidiaries will total approximately $46 million. There are no restrictions in the Indenture on the creation of Senior Indebtedness (or any other indebtedness). The agreements under which Senior Indebtedness may be outstanding in the future could contain provisions which may require repayment of such respective Senior Indebtedness prior to repayment of the Notes upon, among other things, a Change of Control. If the Company is unable to obtain the requisite consents under its Senior Indebtedness to enable it to repurchase the Notes or is unable to repay all Senior Indebtedness, there would be both an Event of Default under the Notes and an event of default under such Senior Indebtedness, as a result of which events the Company would be prohibited by the subordination terms of the Indenture from repurchasing Notes or making other payments in respect thereof. Furthermore, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under the Designated Senior Indebtedness of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. As a result, the repurchase of the Notes could be blocked pursuant to the subordination terms of the Indenture. Finally, the Company's ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company's then existing financial resources. Failure of the Company to pay the Change of Control Purchase Price will create an Event of Default with respect to the Notes, whether or not such repurchase is permitted by the subordination terms of the Indenture. See " -- Repurchase of Notes at the Option of the Holder Upon a Change of Control."


     "Bank Credit Facility" means the Company's existing bank credit facility and any renewals, amendments, extensions, supplements, modifications, refinancings or replacements thereof (Section 101).

     "Designated Senior Indebtedness" means (i) all Senior Indebtedness under the Bank Credit Facility if the sum of the amounts outstanding under the Bank Credit Facility and the amounts available for borrowing thereunder is equal to or greater than $25,000,000 and (ii) all other Senior Indebtedness having an outstanding principal amount equal to or greater than $25,000,000 (provided, however, that the agreements, indentures or other instruments evidencing any Senior Indebtedness referred to in this clause (ii) specifically state that such Senior Indebtedness shall be classified as "Designated Senior Indebtedness" for purposes of the Indenture) (Section 101).

     "Indebtedness" of any Person means, without duplication, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every obligation of such Person under conditional sale or other title retention agreements relating to assets or property purchased by such Person or issued or assumed as the deferred purchase price of property, assets or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business that are not overdue by more than 90 days or are being contested by such Person in good faith); (iv) every Capital Lease Obligation of such Person; (v) every obligation of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party;
(vi) every obligation of such Person with respect to letters of credit, bankers acceptances or similar facilities issued for the account of such Person; (vii) the maximum fixed redemption or repurchase price of outstanding Redeemable Stock of such Person; (viii) every obligation of such Person with respect to performance, surety or similar bonds; (ix) every obligation of such Person under interest rate, commodity or foreign currency swap, cap, hedge, exchange or similar agreements; (x) every obligation of the type referred to in clauses (i) through (ix) and clause (xi) of another Person the payment of which such Person has Guaranteed or is otherwise responsible for or liable for, directly or indirectly, as obligor, Guarantor or otherwise; and (xi) every amendment, modification, renewal and extension of an obligation of the type referred to in clauses (i) through (x) (Section 101).

     "Non-payment Event of Default" means any event (other than a Payment Event of Default) the occurrence of which entitles any one or more persons to accelerate the maturity of any Designated Senior Indebtedness (Section 101).

     "Payment Event of Default" means any default in the payment of principal of or premium, if any, or interest on any Designated Senior Indebtedness when due (whether at maturity, upon acceleration or otherwise) (Section 101).

     "Permitted Junior Securities" means subordinated debt securities of the Company (or any successor obligor with respect to the Senior Indebtedness) provided for by a plan of reorganization or readjustment that are subordinated in right of payment to all Senior Indebtedness that may be outstanding to substantially the same extent as, or to a greater extent than, the Notes are subordinated as provided in the Indenture (Section 101).

     "Senior Indebtedness" means all obligations of the Company for Indebtedness (other than Indebtedness described in clause (vii) of the definition of Indebtedness), whether now existing or hereafter incurred or assumed; provided that, Senior Indebtedness shall not include (A) any obligation owed to a Subsidiary or an Affiliate or Related Person of the Company, (B) any obligation that by its terms is not superior in right of payment to the Notes, (C) any obligation in respect of the Company's 8% Convertible Subordinated Debentures and 6% Convertible Subordinated Debentures, if and when issued, for which the Company's existing preferred stock is exchangeable (the Notes not being senior in right of payment to such debentures) or (D) any obligation constituting a trade account payable (Section 101).

REDEMPTION

     The Notes will be redeemable, at the Company's option, as a whole or from time to time in part, at any time on or after March 31, 1997, upon not less than 20 nor more than 60 days notice mailed to the registered holders thereof, at the redemption prices (expressed as a percentage of the principal amount thereof) set forth below if redeemed during the 12-month period beginning March 31 of the years indicated:

                                    YEAR                       REDEMPTION PRICE
                ---------------------------------------------  ----------------
                1997.........................................           %
                1998.........................................           %
                1999.........................................           %
                2000.........................................           %

together, in each case, with accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) (Sections 203, 1101, and 1107).

     If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee in such manner as the Trustee shall deem appropriate and fair (Section 1104).

     The Company's existing bank credit facility prohibits the Company from redeeming any Notes unless (i) such redemption is permitted under the restricted payment covenant contained in such bank credit facility and (ii) at the time of such redemption and after giving effect thereto, no default shall have occurred under such bank credit facility.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

     In the event of any Change of Control (as defined below) with respect to the Company which constitutes a Repurchase Event (as defined below), each holder of Notes will have the right, at such holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's Notes on the date (the "Change of Control Purchase Date") that is 60 days after the date the Company's Change of Control Notice (as defined below) is mailed (or such later date as is required by law), at a cash price equal to 100% of the principal amount plus accrued interest to the Change of Control Purchase Date (the "Change of Control Purchase Price"). The Change of Control Purchase Price may be less than the fair market value of the Notes on the Change of Control Purchase Date. Promptly, but in any event within 29 days following any Change of Control, the Company is required, with respect to any Senior Indebtedness that would prohibit the repurchase of Notes by the Company in the event of such Change of Control, either to repay all such Senior Indebtedness in full or obtain the requisite consents under such Senior Indebtedness to permit the repurchase of the Notes as provided below. The Company first is required to comply with the covenants in the preceding sentence before it is required to repurchase Notes pursuant to a Change of Control. The foregoing will in no way limit the occurrence of an Event of Default, including an Event of Default arising from a default under the covenants of the second sentence of this paragraph (Section 1401 and 1402).

     Within 29 days after a Change of Control which constitutes a Repurchase Event, the Company is obligated to mail to the Trustee and to all holders of Notes at their addresses shown in the register of the Security Registrar (and to beneficial owners as required by applicable law) a notice (the "Change of Control Notice") regarding the Change of Control. The Change of Control Notice will describe: (i) the events causing the Change of Control; (ii) the Change of Control Purchase Price; (iii) the Change of Control Purchase Date; (iv) information regarding the conversion rights of the Notes; and (v) the procedures for withdrawing a Change of Control Purchase Notice. The Change of Control Notice will also state whether or not the Company has satisfied its obligations regarding Senior Indebtedness referred to in the preceding paragraph (Section
1401).

     To exercise the right to have Notes repurchased following a Change of Control, a holder must deliver a Change of Control Purchase Notice to the Paying Agent at its office maintained for such purpose, prior to the close of business on the Change of Control Purchase Date. The Change of Control Purchase Notice shall state: (i) the certificate numbers of the Notes to be delivered by the holder thereof for purchase by the Company; (ii) the portion of the principal amount of Notes to be repurchased, which portion must be $1,000 or an integral multiple thereof; and (iii) that such Notes are to be repurchased by the Company pursuant to the applicable provision of the Indenture (Section 1401). A holder of record of Notes shall be entitled to deliver a Change of Control Purchase Notice with respect to any or all Notes held by it; provided, however, that such holder may be required to provide evidence satisfactory to the Company that, with respect to each beneficial holder of the Notes to be delivered to the Company, such beneficial holder is exercising the right to require the repurchase of all of the Notes in which it has a beneficial interest.

     Any Change of Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change of Control Purchase Date. The notice of withdrawal shall state the principal amount and the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change of Control Purchase Notice (Sections 1401 and 1402).

     Payment of the Change of Control Purchase Price for Notes for which a Change of Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Notes (together with necessary endorsements) to the Paying Agent at its office maintained for such purpose, at any time (whether prior to, on, or after the Change of Control Purchase Date) after the delivery of such Change of Control Purchase Notice. Payment of the Change of Control Purchase Price for such Notes will be made promptly following the later of the Change of Control Purchase Date and the time of delivery of such Notes (Sections 1401 and 1402).

     "Change of Control" shall occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly-owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the Common Stock of the continuing or surviving corporation immediately after such consolidation or merger; or (iii) any person or any persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act (other than the Company, any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan), together with any affiliates thereof, shall Beneficially Own, directly or indirectly, at least 50% of the total Voting Stock of the Company (Section 1401). As noted above, one of the events that constitutes a Change of Control is a sale of all or substantially all of the assets of the Company as an entirety to any person or related group of persons. The Indenture will be governed by New York law, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. This uncertainty may make it more difficult for a holder of Notes to determine whether a Change of Control has occurred in the event that the Company were to engage in a transaction in which it sold less than all of its assets.

     A Change of Control as described above shall constitute a Repurchase Event unless (i) the closing price per share of the Common Stock on the five consecutive Trading Days selected by the Company out of the 10 consecutive Trading Days ending immediately after the later of the Change of Control or the public announcement of the Change of Control (in the case of a Change of Control under clauses (i) or (ii) of the definition of Change of Control) or ending immediately before the Change of Control (in the case of a Change of Control under clause (iii) of the definition of Change of Control) is at least equal to 105% of the conversion price of the Notes in effect immediately preceding the time of such Change of Control, or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change of Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted in the Nasdaq National Market, and as a result of such transaction the Notes become convertible solely into such Common Stock and neither Moody's Investors Service, Inc. nor Standard & Poor's, principally as a result of the Change of Control, has downgraded the rating on the Notes by one or more gradations below the rating of the Notes on the original issuance date thereof within 90 days after the date of the public announcement of the Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the rating agencies), or (iii) the consideration in the transaction giving rise to such Change of Control to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted in the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily closing prices of such securities on the five consecutive Trading Days selected by the Company out of the 10 consecutive Trading Days following consummation of such transaction) is at least 105% of the conversion price of the Notes in effect on the date immediately preceding the closing date of such transaction (Section 1401).


     A Change of Control that is initiated or supported by the Company, management of the Company or affiliates of such parties and which constitutes a Repurchase Event will entitle holders of the Notes to the same rights to require the Company to repurchase their Notes as any other Change of Control which constitutes a Repurchase Event.


     The Company, to the extent applicable and if required by law, will comply with the provisions of Rule 13e-4 and any successor or similar provision under the Exchange Act which may then be applicable and will file a Schedule 13E-4 or any successor or similar schedule required thereunder in connection with any offer by the Company to purchase Notes at the option of holders upon a Change of Control (Section 1405). The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of any plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in future. Subject to the limitation on mergers discussed below, the Company could, in the future, enter into certain transactions, including certain recapitalizations, sales of assets, or the liquidation of the Company, that would not constitute a Change of Control under the Indenture, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time or substantially reduce or eliminate the Company's assets. There are no restrictions in the Indenture on the creation of additional Senior Indebtedness (or any other indebtedness), and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change of Control Purchase Price for all Notes tendered by the holders thereof.

     No Note may be purchased pursuant to the Change of Control provisions if there has occurred and is continuing an Event of Default described under " -- Events of Default" (Section 1402).


     The Company's existing bank credit facility prohibits the Company from repurchasing any Notes unless (i) such repurchase is permitted under the restricted payment covenant contained in such bank credit facility and (ii) at the time of such repurchase and after giving effect thereto, no default shall have occurred under such bank credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Resources." In addition, the agreements under which Senior Indebtedness may be outstanding in the future could contain provisions which may require repayment of such respective Senior Indebtedness prior to repayment of the Notes upon, among other things, a Change of Control. If the Company is unable to obtain the requisite consents under its Senior Indebtedness to enable it to repurchase the Notes or is unable to repay all Senior Indebtedness, there would be both an Event of Default under the Notes and an event of default under such Senior Indebtedness, as a result of which events the Company could be prohibited by the subordination provisions of the Indenture from repurchasing Notes or making other payments in respect thereof. Furthermore, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under the Senior Indebtedness of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. As a result, the repurchase of the Notes could be blocked pursuant to the subordination terms of the Indenture. Finally, the Company's ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company's then existing financial resources. Failure of the Company to pay the Change of Control Purchase Price will be a default under the Indenture and could result in an Event of Default with respect to the Notes, whether or not such repurchase is permitted by the subordination provisions. See "-- Events of Default."


LIMITATION ON MERGERS

     The Company may, without the consent of the holders of the Notes, consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that:
(1) the entity formed by such consolidation or into which the Company is merged or the person that acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety, must be a corporation, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia; (2) the successor entity expressly assumes, by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest on all Notes and the performance of every covenant of the Indenture on the part of the Company to be performed or observed and provides for conversion rights in accordance with the Indenture; and (3) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing (Section 801). Upon compliance with these provisions by a successor entity, the Company (except in the case of a lease) would be relieved of its obligations under the Indenture and the Notes (Section 802).

MODIFICATION AND WAIVER


     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, and holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding may waive compliance by the Company with certain provisions of the Indenture; provided, however, that no such modification, amendment or waiver may, without the consent of the holder of each outstanding Note affected thereby, (i) change the Stated Maturity of the principal of or the due date of any installment of interest on any Note, (ii) reduce the principal amount of, or the rate of interest on, or any premium payable upon redemption of, any Note,
(iii) change the currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note on or after the Stated Maturity, or the Redemption Date in case of the redemption of any Note, (v) adversely affect the right of a holder to convert Notes, (vi) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders, (vii) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture, or (viii) reduce the percentage in aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults (Sections 902 and 1009). The Indenture also contains provisions permitting the Company and the Trustee to effect certain minor modifications of the Indenture not adversely affecting the rights of holders of Notes in any material respect. (Sections 901 and 902).


     The holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture except, among other things, a default in the payment of principal of or premium, if any, or interest on any Note, including the Redemption Price, or a default with respect to right of holders to convert the Notes (Section 513).

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (i) failure to pay principal of, premium, if any, or Redemption Price when due on any Note, whether or not such payment is prohibited by the subordination provisions of the indenture; (ii) failure to pay any interest on any Note 30 days after payment is due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) failure to perform any other covenant of the Company in the Indenture, and such failure continues for 60 days after written notice by the Trustee or the holders of at least 25% in principal amount of the outstanding Notes as provided in the Indenture; (iv) default under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of the Company in excess of an aggregate of $10,000,000 either for borrowed money or representing any Senior Indebtedness (other than indebtedness which is nonrecourse to the Company beyond the property securing such indebtedness) resulting in the acceleration of such indebtedness prior to its express maturity (provided however, that the Event of Default under this clause (iv) shall be automatically deemed remedied and cured if the default under such accelerated indebtedness is remedied or cured by the Company or waived by the holder of such indebtedness); and (v) certain events of bankruptcy, insolvency or reorganization of the Company (Section 501).

     Notwithstanding the 60-day period and notice requirement referred to in clause (iii) above, with respect to a default under the Change of Control provisions, (1) the 60-day period referred to in clause (iii) above will be deemed to have begun as of the date the Change of Control Notice is required to be sent in the event the Change of Control Notice indicates (or would, if sent, indicate) that the Company has not complied with its obligation to either repay or obtain the requisite consents under any Senior Indebtedness that would prohibit the repurchase of the Notes, and either (a) the holders duly elect to have at least 25% in principal amount of outstanding Notes repurchased or (b) the holders of at least 25% in principal amount of the outstanding Notes or the Trustee thereafter gives the Notice of Default to the Company and, if applicable, the Trustee, and (2) if the breach or default is a result of a default in the payment when due of the Change of Control Purchase Price on the Change of Control Purchase Date, such default shall arise on the Change of Control Purchase Date, provided that either the holders of at least 25% in principal amount of the Notes or the Trustee thereafter gives the Notice of Default to the Company and, if applicable, the Trustee (Section 501).

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity (Sections 601 and 603). Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee (Section 512).

     If an Event of Default shall occur and be continuing, other than an event of bankruptcy, insolvency or reorganization of the Company, either the Trustee or the holders of at least 25% of the principal amount of the outstanding Notes may accelerate the maturity of all Notes upon the earlier of (1) five business days after notice of such acceleration is received by the Company (and the Trustee if given by holders) and (2) a payment default under or acceleration of any Senior Indebtedness or such other earlier time as the final maturity date for such Senior Indebtedness occurs. If an Event of Default shall occur and be continuing which is an event of bankruptcy, insolvency or reorganization of the Company, the maturity of all Notes shall immediately accelerate without any act on the part of the Trustee or any holder. If an Event of Default shall occur and be continuing as a result of an acceleration of indebtedness of the type described in clause (iv) above, a declaration of acceleration under the Indenture shall automatically be annulled if the holders of the accelerated indebtedness described in clause (iv) above have rescinded their declaration of acceleration within 90 days thereof and no other Event of Default has occurred during such 90-day period which has not been cured or waived. After acceleration upon the Event of Default, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if, among other things, all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture (Section 502). For information as to waiver of defaults, see
" -- Modification and Waiver."

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default, the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and the Trustee shall have failed to institute such proceeding within 60 days after such notice (Section 507). However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of or premium, if any, or interest on such Note or the Redemption Price on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture (Section 508).

     The Company will be required annually to furnish to the Trustee a statement as to any default in its performance of certain of its obligations under the Indenture (Section 1004).

DISCHARGE OF INDENTURE; DEFEASANCE

     The Company may terminate substantially all obligations under the Indenture at any time by delivering all outstanding Notes to the Trustee for cancellation and paying any other sums payable under the Indenture (Article IV).

     The Indenture also provides that the Company may elect:

          (a) to defease and be discharged from any and all obligations with respect to the Notes and that the provisions of the Indenture (including the provisions described under " -- Subordination of Notes") will no longer be in effect with respect to the Notes (except for the obligations to register the transfer or exchange of the Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of Notes and to hold monies for payment in trust) ("Defeasance"); or

          (b) to be released from its obligations with respect to the Notes under certain restrictive covenants of the Indenture, and that the event of the type described under the clause (iv) under " -- Events of

     Default" will not be deemed to be an Event of Default under the indenture and that the provisions described under " -- Subordination of Notes" will not apply ("Covenant Defeasance").

     Such Defeasance or Covenant Defeasance will take effect only upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money or U.S. Government Obligations that, through the payment of principal and interest in accordance with their terms, will provide money, in an amount sufficient to pay the principal of and premium, if any, and interest on the Notes on the dates such payments are due, which may include one or more Redemption Dates designated by the Company (other than in connection with a Change of Control occurring after such Defeasance or Covenant Defeasance), in accordance with the terms of the Notes (Article XV).

     Such a trust may be established with respect to the Notes only if, among other things: (i) such Defeasance or Covenant Defeasance will not result (whether immediately or with notice or lapse of time or both) in an Event of Default under the Indenture; (ii) such deposit will not be prohibited by the provisions of any agreement or instrument to which the Company is a party or is bound; (iii) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of the Company; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purpose as a result of such Defeasance or Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance had not occurred; and (v) the Company has delivered an Officers' Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to such Defeasance or Covenant Defeasance have been satisfied. Such Opinion of Counsel, in the case of Defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the issue date (Article XV).

     If the Company omits to comply with its remaining obligations under the Indenture after Covenant Defeasance in respect of the Notes issued thereunder and the Notes are declared due and payable because of the occurrence of an Event of Default, the amount of money or U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Notes at the time any acceleration of the maturity thereof resulting from such Event of Default. However, the Company will remain liable in respect of such payments (Article
XV).

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

THE TRUSTEE

     Texas Commerce Bank National Association is the Trustee under the Indenture. In the ordinary course of business the Company maintains other commercial relationships with the Trustee and its affiliates. If the Trustee shall acquire any conflicting interest (as defined in Section 301(b) of the Trust Indenture Act) after a default under the Indenture, the Trustee either shall eliminate such conflicting interest or resign as Trustee.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The Company's authorized capital stock consists of 75,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of which 23,259,658 were issued and outstanding at December 31, 1993, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of which 2,221,005 were issued and outstanding as of December 31, 1993.

COMMON STOCK

     All shares of Common Stock have equal rights to participate in dividends and, in the event of liquidation, assets available for distribution to stockholders, subject to any preference established with respect to Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders, and voting rights for the election of directors are noncumulative. Shares of Common Stock carry no conversion, preemptive or subscription rights, and are not subject to redemption. All outstanding shares of Common Stock are, and any shares of Common Stock issued upon conversion of convertible securities will be, validly issued, fully paid and nonassessable. The Company pays dividends on Common Stock when, as and if declared by the Board of Directors. Dividends may be declared in the discretion of the Board of Directors from funds legally available therefor, subject to restrictions under agreements related to Company indebtedness.

     The transfer agent for the Common Stock is Society National Bank, 3200 Renaissance Tower, 1201 Elm Street, Dallas, Texas 75270.

PREFERRED STOCK

     The Preferred Stock is issuable in one or more series or classes, any or all of which may have such voting powers, full or limited, or no voting powers, and such designations, preferences and related, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are set forth in the Company's Certificate of Incorporation, as amended, or in the resolution or resolutions providing for the issue of such stock adopted by the Board, which is expressly authorized to set such terms for any such issue.

     In November 1991, the Company issued 1,200,000 shares of $4.00 Exchangeable Convertible Preferred Stock, of which 1,186,005 shares were outstanding on December 31, 1993. Holders of such Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends at an annual rate of $4.00 per share, payable quarterly in arrears. Upon liquidation, such holders are entitled to receive a preference of $50.00 per share, plus accrued and unpaid dividends to the payment date. Each share of such Preferred Stock is convertible into 5.51 shares of Common Stock at any time prior to redemption (subject to adjustment), equivalent to a conversion price of $9.07 for each share of Common Stock. The Company has the right to exchange the shares of such Preferred Stock for the Company's 8% Convertible Subordinated Debentures due 2006 on any dividend payment date and, subject to certain restrictions, the right to redeem such Preferred Stock beginning January 1, 1995.

     In April 1993, the Company issued 1,035,000 shares (represented by 4,140,000 depositary shares) of $6.00 Exchangeable Convertible Preferred Stock, all of which were outstanding on December 31, 1993. Holders of such Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends at an annual rate of $6.00 per share ($1.50 per depositary share), payable quarterly in arrears. Upon liquidation, such holders are entitled to receive a preference of $100.00 per share ($25.00 per depositary share), plus accrued and unpaid dividends to the payment date. Each share of such Preferred Stock is convertible into 4.762 shares of Common Stock at any time prior to redemption (subject to adjustment), equivalent to a conversion price of $21.00 for each share of Common Stock. The Company has the right to exchange the shares of such Preferred Stock for the Company's 6% Convertible Subordinated Debentures due 2008 on any dividend date payment on or after March 31, 1994 and the right to redeem such Preferred Stock beginning March 31, 1996.

     The existing series of Preferred Stock rank prior to the Common Stock, and on a parity with each other, as to dividends and upon liquidation, dissolution or winding up.

FACTORS AFFECTING ACQUISITIONS OF CONTROL

     The Company's Certificate of Incorporation, as amended, provides that the Board of Directors, in its discretion, may establish one or more class or series of Preferred Stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. Such rights, preferences, privileges and limitations could have the effect of impeding or discouraging the acquisition of control of the Company.

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors.

DIRECTORS' LIABILITY

     The Company's Certificate of Incorporation, as amended, also provides for the elimination of directors' liability for monetary damages for a breach of certain fiduciary duties and for the indemnification of directors, officers, employees or agents as permitted by the DGCL. These provisions cannot be amended without the affirmative vote of the holders of at least a majority in interest of the outstanding shares entitled to vote.

     The Company has entered into indemnification agreements with all directors and executive officers and may, in the future, enter into such agreements with employees and agents. Such indemnification agreements provide generally that such persons will be indemnified, to the extent permitted by applicable law, for expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with any proceeding (including, to the extent permitted by law, any derivative action) to which such persons are, or are threatened to be made, a party by reason of their status in such positions. Such indemnification agreements do not change the basic legal standards for indemnity under applicable law or as set forth in the Certificate of Incorporation.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and CS First Boston Corporation, PaineWebber Incorporated, Petrie Parkman & Co., Inc. and Smith Barney Shearson Inc., as underwriters (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                                                              PRINCIPAL
                                  UNDERWRITER                                   AMOUNT
    -----------------------------------------------------------------------  ------------
    CS First Boston Corporation............................................  $
    PaineWebber Incorporated...............................................
    Petrie Parkman & Co., Inc..............................................
    Smith Barney Shearson Inc..............................................
                                                                             ------------
              Total........................................................  $100,000,000
                                                                             ------------
                                                                             ------------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes offered hereby, if any are purchased.

     The Company has been advised by the Underwriters that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of      % of the principal amount of the Notes; that
the Underwriters and such dealers may allow a discount not in excess of      %
of such principal amount on sales to certain other dealers; and that after the initial public offering, the public offering price, concession and discount may be changed.


     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to an additional $15,000,000 aggregate principal amount of the Notes at the public offering price less the underwriting discount, all as set forth on the cover page of this Prospectus. The Underwriters may only exercise such option to cover over-allotments, if any, in the sale of the initial $100,000,000 aggregate principal amount of Notes offered hereby.


     The Company and each of John C. Snyder, Thomas J. Edelman and John A. Fanning, the Chairman, President and Executive Vice President, respectively, of the Company, have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of CS First Boston Corporation, directly or indirectly, sell, agree to sell, contract to sell, or otherwise dispose of any shares of the Company's Common Stock or Preferred Stock or any other security convertible into or exchangeable for Common Stock, other than, in the case of the Company, upon conversion of convertible securities outstanding on the date hereof or pursuant to employee benefit plans (including, but not limited to, stock option plans).


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.


     Each of the Underwriters has provided during the past 12 months and may provide in the future investment banking services to the Company for which they have received or may receive customary fees.


     The Notes have been approved for listing on the NYSE, subject to official notice of issuance.


                                 LEGAL OPINIONS

     The validity of the Notes and the Common Stock issuable upon conversion of the Notes will be passed upon by Peter E. Lorenzen, Vice President -- General Counsel of the Company. Mr. Lorenzen owns 7,000 shares of Common Stock and holds options to purchase 67,800 shares of Common Stock. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

     The audited financial statements and schedules incorporated in this Prospectus by reference have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

     The information appearing in this Prospectus and incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 regarding proved reserves and related future net revenues and the present value thereof is derived, as and to the extent described herein and therein, from reserve reports and reserve report audits prepared by NSAI, independent oil and gas consultants, and, to such extent, are included and incorporated by reference herein in reliance upon the authority of such firm as experts with respect to the matters contained in such reports and audits.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and at 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Common Stock is traded on the NYSE, and such reports, proxy statements and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the SEC a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Notes offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Notes, reference is made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement are available from the SEC in the manner provided above. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document heretofore filed by the Company with the SEC pursuant to Section 13 of the Exchange Act is incorporated herein by reference:


          The Company's Annual Report on Form 10-K for the year ended December 31, 1993, as amended by Form 10-K/A1 dated April 22, 1994.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY A REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE ADDRESSED TO SNYDER OIL CORPORATION, 1625 BROADWAY, SUITE 2200, DENVER, COLORADO 80202, ATTENTION: INVESTOR RELATIONS, (303) 592-8638.

- --------------------------------------------------------------------------------



  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------


                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary......................    3
Recent Developments.....................    7
Use of Proceeds.........................    8
Capitalization..........................    8
Price Range of Common Stock and
  Dividends.............................    9
Selected Historical Financial
  Information...........................   10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   11
Business and Properties.................   15
Description of Notes....................   28
Description of Capital Stock............   40
Underwriting............................   42
Legal Opinions..........................   42
Experts.................................   43
Available Information...................   43
Incorporation of Certain Documents by
  Reference.............................   44

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------



                                  (SOCO LOGO)



                             Snyder Oil Corporation

                                  $100,000,000

                             % Convertible Subordinated
                                 Notes Due 2001


                                   PROSPECTUS






                                CS First Boston

                            PaineWebber Incorporated

                              Petrie Parkman & Co.

                           Smith Barney Shearson Inc.


- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Except for the Registration Fee and the NASD Filing Fee, the following itemized table sets forth estimates of those expenses payable by the Company in connection with the offer and sale or exchange of the securities offered hereby:


    Registration Fee........................................................    $ 39,656
    NASD Filing Fee.........................................................      12,000
    Printing and Engraving Expenses.........................................     195,000
    Legal Fees and Expenses.................................................      90,000
    Blue Sky Fees and Expenses..............................................       5,000
    Trustee's Fees and Expenses.............................................      20,000
    Accountants' Fees and Expenses..........................................      50,000
    Engineers' Fees and Expenses............................................       4,000
    Rating Agency Fees......................................................      50,000
    Miscellaneous Fees and Expenses.........................................      34,344
                                                                                --------
              Total.........................................................    $500,000


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is incorporated in Delaware. Under Section 145 of the DGCL, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. Article Ninth of the Certificate of Incorporation of the Registrant provides for mandatory indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL. Reference is made to the Certificate of Incorporation of the Registrant.

     Reference is also made to the indemnification provisions of Section 7 of the Underwriting Agreement, the form of which has been filed as Exhibit 1.1 hereto, under which the Underwriters have agreed to indemnify the Registrant, its directors and officers and certain other persons against liabilities, including liabilities under the Securities Act of 1933, with respect to information furnished in writing to the Registrant for use in this Registration Statement.

     The Registrant has entered into indemnification agreements with each of its officers and directors and may in the future enter into such indemnification agreements with its directors, officers, employees and agents. Such indemnification agreements are intended to provide a contractual right to indemnification, to the extent permitted by law, for costs, expenses (including attorneys' fees and disbursements), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with any proceeding (including, to the extent permitted by law, any derivative action) to which they are, or are threatened to be made, a party by reason of their status or decisions or actions in such positions. Such indemnification agreements do not change the basic legal standards for indemnification set forth in DGCL or the Certificate of Incorporation of the Registrant. Such provisions are intended to be in furtherance, and not in limitation of, the general right to indemnification provided in the certificate of incorporation and Bylaws of the Registrant.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit. Article Tenth of the Registrant's Certificate of Incorporation contains such a provision.

     The above discussion of the Registrant's Certificate of Incorporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation and statutes.

ITEM 16. EXHIBITS.


        1.1          -- Form of Underwriting Agreement.*
        4.1.1        -- Certificate of Incorporation of Registrant -- incorporated by reference from Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 (Registration No. 33-33455).
        4.1.2        -- Certificate of Amendment to Certificate of Incorporation of
                        Registrant filed February 9, 1990 -- incorporated by reference from
                        Exhibit 3.1.1 to the Registrant's Registration Statement on Form S-4
                        (Registration No. 33-33455).
        4.1.3        -- Certificate of Amendment to Certificate of Incorporation of
                        Registrant filed May 22, 1991 -- incorporated by reference from
                        Exhibit 3.1.2 to the Registrant's Registration Statement on Form S-1
                        (Registration No. 33-43106).
        4.1.4        -- Certificate of Amendment to Certificate of Incorporation of
                        Registrant filed May 24, 1993 -- incorporated by reference from
                        Exhibit 3.1.5 to the Registrant's Form 10-Q for the quarter ended
                        June 30, 1993 (File No. 1-10509).
        4.1.5        -- Certificate of Designations, Powers, Preferences and Rights of the
                        Registrant's $4.00 Convertible Exchangeable Preferred
                        Stock -- incorporated by reference from Exhibit 3.1.3 to the
                        Registrant's Annual Report on Form 10-K for the year ended December
                        31, 1991 (File No. 1-10509).
        4.1.6        -- Certificate of Designations of the Registrant's $6.00 Convertible
                        Exchangeable Preferred Stock -- incorporated by reference from
                        Exhibit 3.1.4 to the Registrant's Form 10-Q for the quarter ended
                        June 30, 1993 (File No. 1-10509).
        4.2          -- By-Laws of Registrant -- incorporated by reference from Exhibit 3.2 to the Registrant's Registration Statement on Form S-4 (Registration
                        No. 33-33455).
        4.3          -- Form of Indenture.*
        4.4          -- Form of Note (included in Exhibit 4.3).
        4.5          -- Fourth Restated Credit Agreement dated July 1, 1993 among Registrant, the Banks listed therein and NationsBank of Texas, N.A. as the
                        Agent -- incorporated by reference from Exhibit 4.1.4 to the
                        Registrant's Form 10-Q for the quarter ended June 30, 1993 (File No.
                        1-10509).
        4.6          -- First Amendment to Fourth Restated Credit Agreement.*
        5.1          -- Opinion of Peter E. Lorenzen, Vice President and General Counsel of
                        the Registrant, as to legality of the securities registered hereby.*
       12.1          -- Computation of Ratio of Earnings to Fixed Charges.**
       23.1          -- (Intentionally left blank.)

       23.2          -- Consent of Arthur Andersen & Co.**
       23.3          -- Consent of Netherland, Sewell, & Associates, Inc.**
       23.4          -- Consent of Peter E. Lorenzen, Esq., Vice President and General
                        Counsel, to the use of his opinion filed as Exhibit 5.1 (set forth in his opinion filed as Exhibit 5.1).
       24.1          -- Powers of attorney (set forth on the signature page hereof).
       25.1          -- Statement of Eligibility of Trustee on Form T-1.**
       99.1          -- Report of Netherland, Sewell & Associates, Inc. dated February 10,
                        1994 relating to certain of the Registrant's property
                        interests -- incorporated by reference from Exhibit 28.1 to the
                        Registrant's Annual Report on Form 10-K for the year ended December
                        31, 1993 (File No. 1-10509).
       99.2          -- Report of Netherland, Sewell & Associates, Inc. dated February 11,
                        1994 relating to their audit of reserve estimates -- incorporated by reference from Exhibit 28.2 to the Registrant's Annual Report on Form
                        10-K for the year ended December 31, 1993 (File No. 1-10509).


- ---------------

 * Filed herewith


** Previously filed


ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on May 4, 1994.


                                            SNYDER OIL CORPORATION

                                            By     /s/  PETER E. LORENZEN
                                               Peter E. Lorenzen, Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------  ------------------------------  ----------------
                      *                        Director and Chairman             May 4, 1994
               John C. Snyder                    (Principal Executive Officer
                                                 of Registrant)
                      *                        Director and President            May 4, 1994
              Thomas J. Edelman                  (Principal Financial Officer
                                                 of Registrant)
                      *                        Director and Executive Vice       May 4, 1994
               John A. Fanning                   President
                      *                        Director                          May 4, 1994
              Roger W. Brittain
                      *                        Director                          May 4, 1994
                John A. Hill
                      *                        Director                          May 4, 1994
             B. J. Kellenberger
                      *                        Director                          May 4, 1994
              John H. Lichtblau
                      *                        Director                          May 4, 1994
             James E. McCormick
                      *                        Director                          May 4, 1994
             Alfred M. Micallef
                      *                        Vice President and Controller     May 4, 1994
              James H. Shonsey                   (Principal Accounting
                                                 Officer)
        *By   /s/  PETER E. LORENZEN
     Peter E. Lorenzen, Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                                        SEQUENTIALLY
  EXHIBIT                                                                                 NUMBERED
  NUMBER                                  DESCRIPTION                                       PAGE
- ---------  --------------------------------------------------------------------------   ------------
   1.1     -- Form of Underwriting Agreement.*
   4.1.1   -- Certificate of Incorporation of Registrant -- incorporated by reference from Exhibit 3.1 to the Registrant's Registration Statement on Form S-4
              (Registration No. 33-33455).
   4.1.2   -- Certificate of Amendment to Certificate of Incorporation of Registrant
              filed February 9, 1990 -- incorporated by reference from Exhibit 3.1.1 to the Registrant's Registration Statement on Form S-4 (Registration
              No. 33-33455).
   4.1.3   -- Certificate of Amendment to Certificate of Incorporation of Registrant
              filed May 22, 1991 -- incorporated by reference from Exhibit 3.1.2 to the Registrant's Registration Statement on Form S-1 (Registration No.
              33-43106).
   4.1.4   -- Certificate of Amendment to Certificate of Incorporation of Registrant
              filed May 24, 1993 -- incorporated by reference from Exhibit 3.1.5 to the Registrant's Form 10-Q for the quarter ended June 30, 1993 (File
              No. 1-10509).
   4.1.5   -- Certificate of Designations, Powers, Preferences and Rights of the
              Registrant's $4.00 Convertible Exchangeable Preferred
              Stock -- incorporated by reference from Exhibit 3.1.3 to the
              Registrant's Annual Report on Form 10-K for the year ended December 31,
              1991 (File No. 1-10509).
   4.1.6   -- Certificate of Designations of the Registrant's $6.00 Convertible
              Exchangeable Preferred Stock -- incorporated by reference from Exhibit
              3.1.4 to the Registrant's Form 10-Q for the quarter ended June 30, 1993
              (File No. 1-10509).
   4.2     -- By-Laws of Registrant -- incorporated by reference from Exhibit 3.2 to the Registrant's Registration Statement on Form S-4 (Registration No.
              33-33455).
   4.3     -- Form of Indenture.*
   4.4     -- Form of Note (included in Exhibit 4.3).
   4.5     -- Fourth Restated Credit Agreement dated July 1, 1993 among Registrant, the Banks listed therein and NationsBank of Texas, N.A. as the
              Agent -- incorporated by reference from Exhibit 4.1.4 to the
              Registrant's Form 10-Q for the quarter ended June 30, 1993 (File No.
              1-10509).
   4.6     -- First Amendment to Fourth Restated Credit Agreement.*
   5.1     -- Opinion of Peter E. Lorenzen, Vice President and General Counsel of the
              Registrant, as to legality of the securities registered hereby.*
  12.1     -- Computation of Ratio of Earnings to Fixed Charges.**
  23.1     -- [Intentionally left blank.]
  23.2     -- Consent of Arthur Andersen & Co.**
  23.3     -- Consent of Netherland, Sewell, & Associates, Inc.**
  23.4     -- Consent of Peter E. Lorenzen, Esq., Vice President and General Counsel,
              to the use of his opinion filed as Exhibit 5.1 (set forth in his opinion filed as Exhibit 5.1).
  24.1     -- Powers of attorney (set forth on the signature page hereof).
  25.1     -- Statement of Eligibility of Trustee on Form T-1.**
  99.1     -- Report of Netherland, Sewell & Associates, Inc. dated February 10, 1994 relating to certain of the Registrant's property
              interests -- incorporated by reference from Exhibit 28.1 to the
              Registrant's Annual Report on Form 10-K for the year ended December 31,
              1993 (File No. 1-10509).
  99.2     -- Report of Netherland, Sewell & Associates, Inc. dated February 11, 1994 relating to their audit of reserve estimates -- incorporated by reference from Exhibit 28.2 to the Registrant's Annual Report on Form
              10-K for the year ended December 31, 1993 (File No. 1-10509).

- ---------------

 * Filed herewith

** Previously filed